Exhibit 99.1

September 18, 2013

Shareholders of Nokia Corporation

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an Extraordinary General Meeting of shareholders of Nokia Corporation to be held on November 19, 2013, at 2:00 p.m. (Helsinki time) at Barona Areena, Urheilupuistontie 3, Espoo, Finland. The attached notice of the Extraordinary General Meeting and proxy materials provide information regarding the proposed resolution to be considered and voted on at the Extraordinary General Meeting. We hope that you can attend either by voting in advance, issuing a proxy to a representative or at the Extraordinary General Meeting in person.

The purpose of the Extraordinary General Meeting is for you and our other shareholders to consider and vote on a proposal to confirm and approve the transactions contemplated by the Stock and Asset Purchase Agreement, dated as of September 2, 2013 (the “Purchase Agreement”), by and between Nokia Corporation and Microsoft International Holdings B.V. (“Microsoft International”), a wholly owned subsidiary of Microsoft Corporation (“Microsoft”). Under the Purchase Agreement, Nokia will sell substantially all of its Devices & Services business (the “D&S Business”), including assets and liabilities to the extent primarily related thereto, to Microsoft International (the transactions contemplated by the Purchase Agreement, the “Sale of the D&S Business”) for an aggregate purchase price of EUR 3.79 billion in cash, subject to certain adjustments.

Nokia has also entered into a mutual licensing agreement (the “Patent License Agreement”) with Microsoft that will become effective upon consummation of the Sale of the D&S Business and a payment to Nokia of EUR 1.55 billion, and, as consideration for Microsoft’s unilateral right to extend the term of the Patent License Agreement to perpetuity, an additional payment of EUR 100 million to Nokia. Under the Patent License Agreement, Nokia will grant Microsoft a 10-year license to certain of Nokia’s patents and Microsoft will grant Nokia reciprocal rights to certain of Microsoft’s patents for use in Nokia’s HERE business. Upon consummation of the Sale of the D&S Business, Microsoft will also become a strategic licensee of the HERE location platform and will pay Nokia separately for the services provided under this license. Microsoft is expected to become one of the top three customers of HERE. Nokia will retain the Nokia brand and all of its patents and patent applications worldwide, provided that certain registered design rights that are specific to the D&S Business will be included in the assets transferred to Microsoft.

The Sale of the D&S Business and the licensing arrangements described above are expected to be significantly accretive to Nokia’s earnings as each of Nokia’s continuing businesses, NSN, HERE and Advanced Technologies are global leaders in enabling mobility in their respective areas. The Sale of the D&S Business and the licensing arrangements described above are also expected to significantly strengthen Nokia’s financial position and provide a solid basis for future investment in the continuing businesses. During the first half of 2013, we estimate that the non-IFRS result of the business proposed to be sold, “substantially all of Devices & Services business” would have been a loss of EUR 395 million and net sales of that business would have been EUR 5.3 billion. For the same period of time (on a pro forma basis) the non-IFRS result of Nokia’s continuing businesses would have been a profit of EUR 436 million and the net sales of Nokia’s continuing businesses would have been EUR 6.3 billion. On a pro forma basis Nokia had EUR 12.8 billion of gross cash and EUR 7.5 billion of net cash at the end of the first half of 2013.

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More information about the Sale of the D&S Business and the Purchase Agreement is contained in the accompanying proxy materials, which we strongly encourage you to read in their entirety. These proxy materials are also available on Nokia’s website at www.nokia.com/gm.

After a thorough assessment of how to maximize shareholder value, including considering a variety of strategic alternatives, Nokia’s Board of Directors decided to approve Nokia’s entry into the Purchase Agreement and the Sale of the D&S Business contemplated thereby and determined that Nokia’s entry into the Purchase Agreement and the Sale of the D&S Business are in the best interests of Nokia and our shareholders. The Board of Directors recommends that Nokia shareholders vote to confirm and approve the Sale of the D&S Business at the Extraordinary General Meeting.

The Purchase Agreement requires that shareholders representing a majority of the votes cast at the Extraordinary General Meeting confirm and approve the Sale of the D&S Business. The consummation of the Sale of the D&S Business is also subject to the satisfaction of certain other conditions to consummation of the Sale of the D&S Business as set forth in the Purchase Agreement and described in the accompanying proxy materials.

Regardless of the number of Nokia shares or American Depositary Shares you own, your vote is very important. The accompanying notice to convene the Extraordinary General Meeting and proxy materials provide you with detailed information about the Sale of the D&S Business and the Extraordinary General Meeting.

On behalf of Nokia Corporation, we would like to thank all of our shareholders for their ongoing support as we prepare for this important event in Nokia’s history.

Sincerely,

/s/ Risto Siilasmaa
Risto Siilasmaa
Chairman of the Board and interim CEO

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SUMMARY

Nokia Corporation (“Nokia,” “the Company,” “we,” “us,” or “our”) is a public limited liability company incorporated under the laws of the Republic of Finland. We maintain listings on two major securities exchanges. Our shares are listed on the NASDAQ OMX Helsinki under the symbol “NOK1V.” American Depositary Shares, each representing one of our shares, are traded on the New York Stock Exchange under the symbol “NOK.” The American Depositary Shares are evidenced by American Depositary Receipts issued by Citibank, N.A. as the Depositary under the Amended and Restated Deposit Agreement dated as of March 28, 2000 (as amended), among Nokia, Citibank, N.A. and registered holders from time to time of ADRs.

We currently have three businesses: Devices & Services (the “D&S Business”), HERE (formerly Location & Commerce), and Nokia Solutions and Networks, also referred to as NSN (formerly Nokia Siemens Networks), and four operating and reportable segments for financial reporting purposes: Smart Devices and Mobile Phones within the D&S Business; HERE; and NSN. Smart Devices focuses on our most advanced mobile device products, including Lumia smartphones powered by the Windows Phone operating system. Mobile Phones focuses on our more affordable products, including Asha full touch smartphones powered by the Series 40 operating system. HERE develops location-based products and services for a broad range of devices and operating systems, including Lumia smartphones. NSN is a leading global provider of telecommunications infrastructure, with a focus on the mobile broadband market. NSN’s operational organization consists of two business units: Mobile Broadband and Global Services. The Mobile Broadband business unit provides mobile operators with radio and core network software, together with the hardware needed to deliver mobile voice and data services. The Global Services business unit provides mobile operators with a broad range of services, including professional services, network implementation and customer care services.

On September 2, 2013, Nokia and Microsoft International Holdings B.V., a Dutch besloten vennootschap met beperkte aansprakelijkheid (“Microsoft International”), entered into a Stock and Asset Purchase Agreement (the “Purchase Agreement”), pursuant to which Nokia will sell substantially all of the D&S Business, including assets and liabilities to the extent primarily related thereto, to Microsoft International (the transactions contemplated by the Purchase Agreement, the “Sale of the D&S Business”) for an aggregate purchase price of EUR 3.79 billion in cash, subject to certain adjustments.

In addition, pursuant to a mutual patent license agreement (the “Patent License Agreement”) between Nokia and Microsoft Corporation (“Microsoft”), Nokia will grant Microsoft a 10-year license to certain of Nokia’s patents upon consummation of the Sale of the D&S Business (the “Closing,” and the date on which the Closing occurs, the “Closing Date”), and Microsoft will grant Nokia reciprocal rights to certain of Microsoft’s patents for use in Nokia’s HERE business and make a payment of EUR 1.55 billion in cash to Nokia and, as consideration for the unilateral right to extend the term of the Patent License Agreement to perpetuity, an additional EUR 100 million payment to Nokia. Additionally, Microsoft will become a strategic licensee of the HERE location platform, and will pay us separately for the services provided under this license.

In accordance with a bond purchase agreement entered into on September 2, 2013 (the “Bond Purchase Agreement”) by and between Microsoft International and Nokia, Microsoft International has committed to purchase from Nokia three EUR 500 million tranches of convertible bonds, which Nokia has elected to issue on or around September 23, 2013. This financing is not conditional on the Closing and Nokia intends to use the proceeds of this financing to prepay financing raised for the acquisition of Siemens AG’s (“Siemens”) shareholding in Nokia Siemens Networks in August 2013, and for general corporate purposes.

These proxy materials are being furnished to our shareholders to provide information with respect to the proposal to be voted on at the Extraordinary General Meeting of Nokia shareholders, to be held on November 19, 2013 at 2:00 p.m. (Helsinki time) at Barona Areena, Urheilupuistontie 3, Espoo, Finland. At the Extraordinary General Meeting, Nokia’s shareholders will be asked to consider and vote to confirm and approve the Sale of the D&S Business.

QUESTIONS AND ANSWERS ABOUT THE SALE OF THE DEVICES & SERVICES BUSINESS

The following questions and answers address briefly some questions you may have regarding the proposed Sale of the D&S Business. These questions and answers may not address all questions that may be important to you as a Nokia shareholder. Please refer to the more detailed information contained elsewhere in these proxy materials, the annexes to these proxy materials and the documents referred to or incorporated by reference in these proxy materials.

1.	WHAT AM I BEING ASKED TO VOTE ON AT THE EXTRAORDINARY GENERAL MEETING?

A:	Our shareholders will consider and vote upon a proposal to confirm and approve the Sale of the D&S Business. Under the Purchase Agreement, Nokia will sell substantially all of the D&S Business, including assets and liabilities to the extent primarily related thereto, to Microsoft International for an aggregate purchase price of EUR 3.79 billion in cash, subject to certain adjustments.

We are not seeking shareholder approval of certain other transactions, including the issuance of Nokia convertible bonds pursuant to the Bond Purchase Agreement entered into with Microsoft International, described in “The Sale of the D&S Business—Bond Purchase Agreement” on page 28, the Patent License Agreement and the HERE licensing arrangement with Microsoft, both of which are described in “The Sale of the D&S Business—Licensing Arrangements” on page 28. However, the Patent License Agreement under which we are to receive EUR 1.65 billion in total (EUR 100 million of which is payable as consideration for Microsoft’s unilateral right to extend the term of the Patent License Agreement to perpetuity) is an integral part of Microsoft’s ability to conduct the D&S Business after the Closing.

2.	WHAT DOES IT MEAN TO SELL SUBSTANTIALLY ALL OF THE ASSETS AND LIABILITIES PRIMARILY RELATING TO THE D&S BUSINESS?

A:	We have entered into the Purchase Agreement to sell to Microsoft International substantially all of the assets and liabilities primarily related to our development, production and sale of mobile phones and smartphones and industry-leading design, operations and related support functions, including the associated design rights and applications owned or controlled by us, and the Lumia and Asha brands and trademarks. In addition, we will assign to Microsoft International contracts that primarily relate to the D&S Business, including certain third-party intellectual property agreements that benefit the D&S Business. We will retain certain agreed upon assets and liabilities of the D&S Business after the Closing. We will also retain the Nokia brand and all of our patents and patent applications worldwide, provided that certain registered design rights that are specific to the D&S Business will be included in the assets transferred to Microsoft.

3.	WHAT WILL HAPPEN IF THE SALE OF THE D&S BUSINESS IS CONFIRMED AND APPROVED BY OUR SHAREHOLDERS AT THE EXTRAORDINARY GENERAL MEETING?

A:

If the Sale of the D&S Business is confirmed and approved by our shareholders at the Extraordinary General Meeting and other conditions to Closing to the Sale of the D&S Business are satisfied or waived, we will sell (i) substantially all of the assets and liabilities primarily related to the D&S Business held by certain Nokia entities (each, an “Asset Selling Entity”) and (ii) the equity interests of certain of Nokia’s subsidiaries engaged in the D&S Business (the Nokia entities holding such interests, each, an “Equity Selling Entity”) to Microsoft International under the terms of the Purchase Agreement, as described in more detail in these proxy materials. In connection with the Sale of the D&S Business, we have made certain covenants, which are described in more detail in these proxy materials. Following the Sale of the D&S Business, we expect to continue to operate NSN, HERE and the Advanced Technologies businesses. Advanced Technologies is a leader in technology development and licensing, building on several of our current Chief Technology Office (“CTO”) and intellectual property rights activities. We will also retain the “Nokia” trademark and logo and other Nokia intellectual property rights, including all of our patents and patent applications worldwide, with the exception of certain registered design rights that are specific to the D&S Business and that will be included in the assets transferred to Microsoft, as well as certain Nokia investments and real estate.

In connection with the Sale of the D&S Business, we will grant Microsoft a 10-year license to our patents under the Patent License Agreement, effective as of the Closing, and Microsoft will grant Nokia reciprocal rights to certain of Microsoft’s patents for use in Nokia’s HERE business. In addition, Nokia will grant Microsoft an option to extend the term of the Patent License Agreement to perpetuity. Additionally, upon the Closing, Microsoft will become a strategic licensee of the HERE location platform and will pay us separately for the services provided under this license.

Nokia will continue to own and maintain the Nokia brand. Microsoft has also agreed to a 10-year license arrangement with Nokia to use the Nokia brand on current and subsequently developed Mobile Phones products based on the Series 30 and Series 40 operating systems. After the Closing, Nokia would be restricted from licensing the Nokia brand for use in connection with mobile device sales for 30 months and from using the Nokia brand on Nokia’s own mobile devices until December 31, 2015.

With respect to the EUR 1.5 billion of convertible bonds Microsoft International has committed to purchase from Nokia, if the Sale of the D&S Business is completed, at the Closing, we will be obligated to purchase, and Microsoft International will be obliged to sell, the bonds then held by Microsoft International at their principal amount plus accrued interest. The aggregate principal amount plus accrued interest thereon payable to Microsoft International by us on the purchase date will be offset against the total purchase price payable by Microsoft International to us on the Closing Date pursuant to the Purchase Agreement.

4.	WHAT WILL HAPPEN IF THE SALE OF THE D&S BUSINESS IS NOT CONFIRMED AND APPROVED BY OUR SHAREHOLDERS AT THE EXTRAORDINARY GENERAL MEETING?

A:	If the Sale of the D&S Business is not confirmed and approved by our shareholders at the Extraordinary General Meeting, we will not sell the D&S Business to Microsoft International at this time and we will continue to conduct our business in the ordinary course and evaluate all available go-forward strategic alternatives. In addition, both Nokia and Microsoft International will have the right to terminate the Purchase Agreement and we would be obligated to pay Microsoft International or its designee a damages fee equal to EUR 37,900,000.

If the Purchase Agreement is terminated because our shareholders do not confirm and approve the Sale of the D&S Business at the Extraordinary General Meeting and we receive a competing proposal to acquire control of at least 20% of our voting securities or all or a material portion of the D&S Business that has not been withdrawn prior to termination of the Purchase Agreement and within one year of termination we consummate a transaction with regard to any competing proposal, we would be obligated to pay Microsoft International or its designee an additional fee equal to EUR 113,700,000 less the EUR 37,900,000 damages fee if previously paid to Microsoft International or its designee.

Further, if the Sale of the D&S Business is not approved by our shareholders at the Extraordinary General Meeting, the Patent License Agreement will not become effective and we will not receive the EUR 1.65 billion payable under the Patent License Agreement from Microsoft (EUR 100 million of which is payable as consideration for Microsoft’s unilateral right to extend the term of the Patent License Agreement to perpetuity). In addition, Microsoft will not become a licensee of Nokia’s HERE location platform.

5.	WHAT WILL HAPPEN IF THERE IS A COMPETING PROPOSAL TO ACQUIRE THE D&S BUSINESS?

A:	Under the Purchase Agreement, we are not permitted to initiate, solicit, discuss, knowingly facilitate or negotiate any inquiries, proposals or offers from, or enter into any agreement, with a third party to acquire control of at least 20% of our voting securities or all or a material portion of the D&S Business. Our Board of Directors may not change, withdraw or qualify its recommendation in favor of the Sale of the D&S Business or publicly propose or recommend any competing proposal.

If we receive an unsolicited competing proposal, we may contact the party making the proposal to clarify its terms. If our Board of Directors determines in good faith that such a competing proposal is or could reasonably be expected to result in a proposal that is superior to the transactions contemplated by the Purchase Agreement and the competing proposal seeks to acquire control of at least 75% of our voting securities or all or a material portion of the D&S Business, we may negotiate the proposal and furnish the person making the proposal with information about us after entering into a confidentiality agreement that is materially not less favorable to us than our confidentiality agreement with Microsoft. Prior to our shareholders voting on whether to confirm and approve the Sale of the D&S Business at the Extraordinary General Meeting, Nokia’s Board of Directors may, with respect to a superior proposal, publicly change its recommendation with respect to the Sale of the D&S Business, but only after granting Microsoft International a right to match such proposal.

If our Board of Directors changes, withdraws or qualifies its recommendation in favor of the Sale of the D&S Business in a manner adverse to Microsoft International or fails to recommend against a tender offer or exchange offer for any outstanding shares of Nokia that constitutes a competing proposal, Microsoft International would have the right to terminate the Purchase Agreement and we would be obligated to pay Microsoft International or its designee a termination fee equal to EUR 113,700,000.

Even if Nokia’s Board of Directors changes its recommendation with respect to the Sale of the D&S Business, pursuant to the Purchase Agreement, our shareholders will still have an opportunity to vote on the Sale of the D&S Business at the Extraordinary General Meeting.

6.	WHEN IS THE SALE OF THE D&S BUSINESS EXPECTED TO BE COMPLETED?

A:	If the Sale of the D&S Business pursuant to the Purchase Agreement is confirmed and approved at the Extraordinary General Meeting, we expect to complete the Sale of the D&S Business as soon as practicable after all of the conditions to Closing, including receipt of required regulatory approvals, material completion of Nokia’s internal reorganization to facilitate the Sale of the D&S Business and certain other conditions described in “The Purchase Agreement—Closing Conditions” on page 51 have been satisfied or waived. Nokia and Microsoft International are working toward satisfying the conditions to Closing and completing the Sale of the D&S Business as soon as reasonably possible. We expect to be able to complete the Sale of the D&S Business in the first quarter of 2014.

7.	HOW WAS THE PURCHASE PRICE FOR THE D&S BUSINESS DETERMINED?

A:

The purchase price for the D&S Business proposed to be sold to Microsoft International was negotiated between representatives of Nokia and representatives of Microsoft. In determining an appropriate price for the D&S Business, Nokia’s Board of Directors engaged in an extensive evaluation of Nokia’s business plans and prospects, assessed current business trends and the rapidly changing competitive dynamics in the mobile phone and smartphone markets, compared prices paid in similar precedent transactions and reviewed the valuations of other similar publicly traded companies. Nokia’s Board of Directors worked with Nokia’s management to consider alternative strategies with respect to the D&S Business and Nokia’s partnership with Microsoft, including but not limited to changing the platform for Nokia’s smartphones, selling some or all of the D&S Business to other potential acquirers and amending the agreement governing Nokia and Microsoft’s partnership (the “Existing Commercial Agreement”).

We have also received a fairness opinion from J.P. Morgan Limited concluding that the consideration to be received for the D&S Business is fair, from a financial point of view, to Nokia. A copy of the fairness opinion from J.P. Morgan Limited is included as Annex A to these proxy materials.

8.	AM I ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE SALE OF THE D&S BUSINESS?

A:	No. Finnish law does not provide for shareholder appraisal rights in connection with the Sale of the D&S Business.

9.	WHAT WILL HAPPEN TO MY NOKIA SHARES AND AMERICAN DEPOSITARY SHARES IF THE SALE OF THE D&S BUSINESS IS CONSUMMATED?

A:	The Sale of the D&S Business will not alter the rights, privileges or nature of the outstanding shares or American Depositary Shares (“ADSs”) of Nokia. A shareholder who owns Nokia shares or Nokia ADSs immediately prior to the Closing will continue to hold the same number of Nokia shares or Nokia ADSs immediately following the Closing.

10.	HOW DOES THE BOARD OF DIRECTORS RECOMMEND THAT I VOTE ON THE PROPOSAL?

A:	Our Board of Directors recommends that you vote “FOR” the proposal to confirm and approve the Sale of the D&S Business.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers address briefly some questions you may have regarding the Extraordinary General Meeting. These questions and answers may not address all questions that may be important to you as a Nokia shareholder. Please refer to the more detailed information contained elsewhere in these proxy materials, the annexes to these proxy materials and the documents referred to or incorporated by reference in these proxy materials.

11.	HOW DO I PARTICIPATE IN THE EXTRAORDINARY GENERAL MEETING IF I HOLD NOKIA SHARES IN A FINNISH BOOK-ENTRY ACCOUNT?

A:	A shareholder whose shares are registered in his or her name in a Finnish book-entry account may vote by attending the Extraordinary General Meeting in person. A shareholder may also either vote electronically in advance or issue a proxy to a representative, who is empowered to vote on behalf of the shareholder. A separate notice of the Extraordinary General Meeting in the form attached to these proxy materials as Annex C, has been published on Nokia’s website www.nokia.com/gm, and such notice includes instructions on how to vote at the Extraordinary General Meeting.

12.	CAN I VOTE IN ADVANCE IF I HOLD NOKIA SHARES IN A FINNISH BOOK-ENTRY ACCOUNT?

A:	A shareholder who has a Finnish book-entry account may vote in advance on the resolution to confirm and approve the Sale of the D&S Business through the Company’s website at www.nokia.com/gm from September 19, 2013 until 4:00 p.m. Finnish time on November 12, 2013.

A shareholder voting in advance may not be able to exercise his or her right under the Finnish Companies Act to request information or a vote at the Extraordinary General Meeting and if the proposal has changed after the beginning of the advance voting period, such shareholder’s ability to vote on the proposal may be restricted, unless the shareholder will be present in person or by proxy at the Extraordinary General Meeting. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website at www.nokia.com/gm. The shareholder must provide his or her Finnish book-entry account number in order to vote in advance.

13.	CAN I PARTICIPATE IN THE MEETING BY PROXY IF I HOLD MY NOKIA SHARES IN A FINNISH BOOK-ENTRY ACCOUNT?

A:	A shareholder may exercise his or her rights at the Extraordinary General Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise demonstrate such representative’s right to represent and vote on behalf of the shareholder at the Extraordinary General Meeting. Should a shareholder with shares in different book-entry accounts choose to participate in the Extraordinary General Meeting by means of several proxy representatives for the shares in different book-entry accounts, the shares which each proxy representative represents shall be identified in connection with the registration for the Extraordinary General Meeting. Original versions of proxy documents should be delivered to Nokia’s Registry of Shareholders before the last date for registration for the Extraordinary General Meeting.

14.	HOW DO I VOTE IF I OWN AMERICAN DEPOSITARY SHARES?

A:	ADS holders can vote either via the Internet, by telephone or by mailing the voting card in accordance with the instructions provided by the depositary for the ADSs in the Depositary’s Notice accompanying these proxy materials.

15.	HOW DO I VOTE IF I OWN OTHER NOMINEE REGISTERED SHARES THAN AMERICAN DEPOSITARY SHARES?

A:	A holder of nominee registered shares is advised to request the necessary instructions regarding registration with the Register of Shareholders of Nokia, issuance of proxy documents and registration for the Extraordinary General Meeting from such holder’s custodian bank. The account management organization of the custodian bank must register a holder of nominee registered shares who wishes to participate in the Extraordinary General Meeting in the temporary Register of Shareholder of Nokia on or before November 14, 2013 at 4:00 p.m. (Finnish time).

16.	CAN I CHANGE MY VOTE?

A:	Shareholders who have voted in advance through the electronic voting service may change their votes until electronic voting closes. Shareholders can also change advance votes up to and until the agenda item they have voted on is handled at the Extraordinary General Meeting, provided such shareholders are present at the Extraordinary General Meeting either in person or represented by a proxy representative. Electronic voting closes at 4:00 p.m. Finnish time on November 12, 2013.

ADS holders may change their voting instructions at any time prior to the ADS Voting Deadline of 5:00 p.m. (New York City time) on November 1, 2013 by following the instructions in the Depositary’s Notice attached to the proxy materials.

Holders of nominee registered shares who have issued proxy instructions to a broker must contact their broker to find out the process for changing the votes well in advance of the Finnish Record Date, November 7, 2013.

17.	WHO IS ENTITLED TO VOTE AT THE EXTRAORDINARY GENERAL MEETING?

A:	Each shareholder who is registered in the Register of Shareholders of the Company on the Record Date of November 7, 2013 has the right to participate in the Extraordinary General Meeting. A shareholder whose shares are registered on such shareholder’s Finnish book-entry account is automatically registered in the Register of Shareholders of the Company. A nominee registered shareholder may be temporarily registered in the Register of Shareholders in order to be able to participate in the Extraordinary General Meeting of Shareholders if such shareholder has the right to be registered in the Register of Shareholders on the Record Date of November 7, 2013. Shareholders who hold nominee registered shares must follow the instructions of their broker in order to be temporarily registered in the Register of Shareholders. ADS holders who have provided their voting instructions to the Depositary as described in detail in the Depositary’s Notice will be automatically recorded in the Register of Shareholders

18.	WHAT IS A “QUORUM” FOR PURPOSES OF THE EXTRAORDINARY GENERAL MEETING?

A:	Neither Finnish Law nor Nokia’s Articles of Association set quorum requirements for the Extraordinary General Meeting.

19.	WHAT IS THE VOTE REQUIRED TO CONFIRM AND APPROVE THE SALE OF THE D&S BUSINESS AND THE PURCHASE AGREEMENT?

A:	Under Finnish law and Nokia’s Articles of Association, the approval of the proposal requires that a majority of all votes cast at the Extraordinary General Meeting vote in favor of the proposal. The Purchase Agreement does not provide for any different majority requirements.

20.	WHAT HAPPENS IF I ABSTAIN FROM VOTING AT THE EXTRAORDINARY GENERAL MEETING?

A:	Abstentions or withheld votes will not be counted as votes cast when calculating the amount of votes FOR or AGAINST the proposal.

21.	WILL PROXY SOLICITORS BE USED IN CONNECTION WITH THE EXTRAORDINARY GENERAL MEETING?

A:	We have engaged Georgeson Inc. to assist in soliciting proxies from our shareholders in connection with the confirmation and approval of the Sale of the D&S Business.

22.	WHO CAN HELP ANSWER ANY ADDITIONAL QUESTIONS I MAY HAVE?

A:	Please visit the Nokia Extraordinary General Meeting website at www.nokia.com/gm for any questions you may have. You can also contact your broker, or if you hold the shares as ADSs, you can contact the Depositary, Citibank, N.A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties, and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding:

•	the planned Sale of the D&S Business, including Smart Devices and Mobile Phones, pursuant to the Purchase Agreement;

•	the Closing;

•	obtaining the confirmation and approval of our shareholders for the Sale of the D&S Business;

•	receiving timely (if at all) necessary regulatory approvals for the Sale of the D&S Business;

•	expectations, plans or benefits related to or caused by the Sale of the D&S Business;

•

expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business;

•	expectations, plans or benefits related to changes in leadership and operational structure;

•	expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and

•	statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “will” or similar expressions.

These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences, include, but are not limited to:

(1)	the inability to close the Sale of the D&S Business in a timely manner or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Purchase Agreement;

(2)	the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business;

(3)	any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit the D&S Business and if the Sale of the D&S Business is not closed, we may have limited options to continue the D&S Business or enter into another transaction on terms favorable to us, or at all;

(4)	our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel;

(5)	any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business;

(6)	disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business;

(7)	the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business;

(8)	any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business;

(9)	potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; and

(10)	the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business.

See the risk factors specified on pages 12 – 47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors” and risks outlined in our most recent interim report, which are incorporated by reference herein. See “Where You Can Find More Information” on page 58. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

RISK FACTORS RELATED TO THE SALE OF THE D&S BUSINESS

You should carefully consider the following risk factors relating to the Sale of the D&S Business before you decide whether to vote in favor of the proposal to confirm and approve the Sale of the D&S Business pursuant to the Purchase Agreement. The risk factors described below are not the only ones we face. For a discussion of additional risk considerations, including risks related to our continuing businesses, you should also consider the other information in these proxy materials and the additional information in our other reports on file with the Securities and Exchange Commission (the “SEC”), particularly our Annual Report on Form 20-F for the fiscal year ending December 31, 2012 as well as our interim reports that are furnished with the SEC. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks, either individually or in combination, actually occur, our business, financial condition or results of operations could be materially adversely affected, the value of our shares and ADSs could decline, and you may lose all or part of your investment.

Risks Related to Confirming and Approving the Sale of the D&S Business

By completing the proposed transaction, we will be selling substantially all of the D&S Business, which has generated, over the long term, a significant portion of our profits and cash, as well as net sales. In order to sustain or improve our financial results, we will need sustained or improved operational performance from NSN, HERE and the Advanced Technologies business.

We will be selling the D&S Business, which has generated, over the long term, a significant portion of our profits and cash, as well as net sales. We expect to book a net gain on sale of approximately EUR 3.0 billion from the Sale of the D&S Business. Under the terms of the Patent License Agreement, we will also receive a license payment of EUR 1.55 billion and an additional EUR 100 million as consideration for granting Microsoft an option to extend the term of the Patent License Agreement to perpetuity. In addition, Microsoft will become a licensee of the HERE location services platform and will separately pay Nokia for services under such license. After the Closing, our continuing businesses are expected to be NSN, HERE and Advanced Technologies. The operations to be transferred to Microsoft pursuant to the Purchase Agreement generated an estimated EUR 14.9 billion, or almost 50%, of Nokia’s net sales for the full year 2012 and as such, the Sale of the D&S Business is expected to reduce our net sales significantly.

As announced on September 3, 2013, Nokia’s Board of Directors is conducting a strategic evaluation of Nokia and its continuing businesses. Our Board of Directors will review and consider strategies for each of Nokia’s continuing businesses and possible synergies between them, and will evaluate the optimal corporate and capital structure for Nokia after the Closing. The three continuing businesses are: NSN, HERE and Advanced Technologies. Any strategy or corporate or capital structure changes, and/or continued investment into our continuing businesses or new business opportunities that we may pursue after the strategic evaluation is concluded may not deliver a return on investment as planned, or at all.

There is no guarantee we will be able to generate sustained profits from the operations of NSN, HERE, Advanced Technologies or of any potential new business ventures that we undertake. Additionally, we expect our net sales to be significantly reduced upon Closing and we may not be able to sustain or grow our net sales from our continuing businesses or any new businesses we might pursue.

Our business may be harmed if the Sale of the D&S Business disrupts the operations of our business and prevents us from realizing intended benefits or has other negative consequences.

The Sale of the D&S Business may disrupt our business and prevent us from realizing intended benefits as a result of a number of obstacles, such as:

•	loss of or reduced demand from our customers and consumers, leading to an adverse effect on the sales of our mobile phones and smartphones;

•	adverse effects on our business relationships due to the Sale of the D&S Business if certain parties are less willing to cooperate or enter into commercial arrangements with us;

•	loss of or reduced performance by our suppliers, including suppliers imposing unfavorable terms on us as a result of the Sale of the D&S Business;

•	loss of attention, focus and productivity of our key employees as a result of such employees working to implement the Sale of the D&S Business;

•	loss of key employees due to uncertainty about our continuing businesses or prospects;

•	difficulty in attracting or retaining new employees and personnel due to the Sale of the D&S Business and potential uncertainty about Nokia and our continuing businesses or prospects;

•	failure to adjust or implement our NSN, HERE or Advanced Technologies business strategies or any new business strategies pursued after our Board of Directors’ strategic evaluation;

•	additional expenditures required to facilitate the Sale of the D&S Business, including the internal reorganization to facilitate the Sale of the D&S Business required by the Purchase Agreement;

•

the diversion of our management’s attention from our day-to-day business, including a reduction in our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure;

•	the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; and

•	the disruption of plans we have with respect to our continuing businesses.

The Purchase Agreement may expose us to contingent liabilities.

Under the Purchase Agreement, we are required to indemnify Microsoft International for the breach or violation of certain representations and warranties and covenants made by us in the Purchase Agreement, subject to certain limitations and, in some cases, subject to a cap of EUR 284,250,000 and for losses arising from assets not acquired by Microsoft International, liabilities retained by us and liabilities that are not primarily related to the D&S Business, subject to certain limitations and, in some cases, subject to a cap of EUR 284,250,000. Significant indemnification claims by Microsoft International with respect to the Purchase Agreement and the Sale of the D&S Business could have a material adverse effect on our financial condition. In addition, we are required to indemnify Microsoft International for certain tax liabilities, including tax liabilities of the Nokia entities to be acquired by Microsoft International, the D&S Business or the assets to be acquired by Microsoft International attributable to tax periods ending on or prior to the Closing Date or the pre-Closing portion of any taxable period that includes the Closing Date or taxes imposed with respect to any asset not being acquired by Microsoft International.

Even if our shareholders confirm and approve the Sale of the D&S Business, we cannot be sure when, or even if, the Sale of the D&S Business will be completed.

The completion of the Sale of the D&S Business is subject to the satisfaction of a number of conditions, including, among others, the requirement that we obtain shareholder confirmation and approval of the Sale of the D&S Business at the Extraordinary General Meeting and the requirement that we obtain certain regulatory approvals in several jurisdictions. In addition, Microsoft International may terminate the Purchase Agreement if we do not cure breaches, if any, of a covenant, representation or warranty contained in the Purchase Agreement that would prevent the related conditions to Closing from being satisfied within 30 days of notice of such breach. We cannot guarantee that we will be able to satisfy the conditions to Closing of the Purchase Agreement. If we are unable to satisfy the conditions to Closing, Microsoft International is not obligated to consummate the Sale of the D&S Business. We also cannot be sure that other circumstances will not arise that would allow Microsoft International to terminate the Purchase Agreement prior to Closing. If the Sale of the D&S Business is not consummated, Nokia’s Board of Directors will be forced to evaluate other alternatives, which are expected to be less favorable to us than the Sale of the D&S Business pursuant to the Purchase Agreement.

The Purchase Agreement limits our ability to pursue alternatives to the Sale of the D&S Business.

The Purchase Agreement contains provisions that limit our ability to pursue alternatives to the Sale of the D&S Business and that prohibit the sale of the D&S Business to a party other than Microsoft International. These provisions include the general prohibition on soliciting any competing proposal or offer for the D&S Business and the requirement that we pay a termination fee equal to EUR 113,700,000 if the Purchase Agreement is terminated in specified circumstances. We believe that the termination fee payable in such circumstances is reasonable and the amount payable in such circumstances is customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Purchase Agreement.

These provisions could discourage a third party that might have an interest in acquiring the D&S Business or us from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher value than the consideration to be paid by Microsoft International.

By completing the Sale of the D&S Business with Microsoft International, our engagement in the manufacture and sale of mobile phones and smartphones will cease in accordance with the Purchase Agreement.

A substantial portion of our assets today are assets related to mobile phones and smartphones. Following the Sale of the D&S Business, these mobile phone and smartphone assets will be sold and our remaining businesses, including NSN, HERE and Advanced Technologies, will not be primarily related to the manufacture and sale of mobile phones and smartphones, and our remaining assets, including the cash proceeds from the Sale of the D&S Business and the Patent License Agreement, will be not be utilized in connection with the manufacture and sale of mobile phones and smartphones. After consummating the Sale of the D&S Business to Microsoft International, we will have ceased our engagement in the manufacture and sale of mobile phones and smartphones in accordance with the Purchase Agreement. After the Closing, we expect to primarily focus on NSN, HERE and the Advanced Technologies businesses.

Certain members of our senior management may have interests in the Sale of the D&S Business that may be in addition to, or different from, the interests of our shareholders.

Shareholders should be aware that certain of our senior management have financial interests in the Sale of the D&S Business that may be in addition to, or different from, the interests of our shareholders generally. These interests include those described below in “Sale of the D&S Business—Interests of Certain Persons in the Sale of the D&S Business” beginning on page 30. The Board of Directors was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Sale of the D&S Business and the Purchase Agreement and in recommending to our shareholders that they confirm and approve the Sale of the D&S Business.

The Sale of the D&S Business may have an adverse effect on our financials, including triggering impairment or changes in carrying values of assets or liabilities.

In connection with the Sale of the D&S Business, Nokia will be required to evaluate whether the impact of the Sale of the D&S Business on its future cash flows or operating results requires changes in the carrying values of any of its remaining assets or liabilities. This evaluation will include, among other things, a review of existing goodwill balances for impairment and the potential recoverability of deferred tax assets currently subject to valuation allowance. Additional assets and liabilities may require adjustment upon completion of our review. This review may lead to impairments or changes in carrying values that may be negative to Nokia. Nokia will conduct this review during the third quarter and the results of the review are planned to be disclosed in conjunction with the announcement of our third quarter 2013 results, scheduled for October 29, 2013.

Risks Related to Not Consummating the Sale of the D&S Business

If our shareholders do not confirm and approve the Sale of the D&S Business, or if we do not complete the Sale of the D&S Business, we will continue to face challenges and uncertainties in the profitability of and in our ability to grow the D&S Business.

We have faced challenges and uncertainties surrounding our ability to successfully execute our business plan, in light of the significant changes in the smartphone and mobile phone markets, such as the uncertainty around consumer adoption of the Windows Phone ecosystem, the challenge of producing competitive devices at various price points for our mobile phone portfolio, and the challenge of keeping momentum and increasing our speed of innovation, product development and execution.

If our shareholders do not confirm and approve the Sale of the D&S Business or if the Sale of the D&S Business is not completed for another reason, we will continue to face these challenges and uncertainties.

If we fail to complete the Sale of the D&S Business, our business may be harmed.

We cannot assure you that the Sale of the D&S Business will be completed. As a result of our announcement of the Sale of the D&S Business, third parties may be unwilling to enter into important agreements with respect to the D&S Business. In addition, new or existing users may prefer to purchase smartphones or mobile phones of our competitors who have not expressed an intention to sell their business because consumers may perceive that their products and services are likely to be more stable. Employees working in the D&S Business may become concerned about the future of the business and lose focus or seek other employment. The failure to complete the proposed Sale of the D&S Business may create substantial doubt as to our ability to effectively implement our current business strategy in the mobile phone and smartphone markets, which could undermine the competitive position of Nokia products in those markets, could harm our business relationships with vendors, suppliers and strategic partners, and could adversely affect our business, results of operations and financial condition. While the Existing Commercial Agreement between Nokia and Microsoft governing the partnership would remain in place in the event that the Sale of the D&S Business is not completed, the relationship between us and Microsoft could be adversely affected if we are unable to complete the Sale of the D&S Business.

In addition, if the Sale of the D&S Business is not consummated, our directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and we will have incurred significant third-party transaction costs, in each case, without any commensurate benefit.

If our shareholders do not confirm and approve the Sale of the D&S Business, or if our Board of Directors changes its recommendation in favor of the Sale of the D&S Business, we may be required to pay a damages fee or termination fee to Microsoft International or its designee.

If the Purchase Agreement is terminated because our shareholders do not confirm and approve the Sale of the D&S Business, we will be required to pay Microsoft International or its designee a damages fee equal to EUR 37,900,000, which would prevent us from otherwise using those funds in our business and may have an adverse effect on our business. In the event that the Purchase Agreement is terminated because our shareholders do not confirm and approve the Sale of the D&S Business at the Extraordinary General Meeting and we receive a competing proposal to acquire all or a material portion of the D&S Business or at least 20% of our voting equity securities and consummate a transaction with regard to such a proposal (or any other competing proposal) within one year, then we will be required to pay Microsoft International or its designee EUR 113,700,000 less the EUR 37,900,000 damages fee if previously paid to Microsoft International or its designee.

In addition, if our Board of Directors changes, withdraws or qualifies its recommendation in favor of the Sale of the D&S Business in a manner adverse to Microsoft International or fails to recommend against a tender offer or exchange offer for any outstanding shares of Nokia that constitutes a competing proposal, Microsoft International would have the right to terminate the Purchase Agreement and we would be obligated to pay Microsoft International or its designee a termination fee equal to EUR 113,700,000.

We believe that the damages fee payable if the Sale of the D&S Business is not confirmed and approved by our shareholders at the Extraordinary General Meeting is reasonable and the amount payable in such circumstance is customary in the context of similar fees payable in comparable transactions and in light of the overall terms of the Purchase Agreement. We also believe that the termination fee payable if Microsoft International terminates the Purchase Agreement if our Board of Directors changes, withdraws or qualifies its recommendation in favor of the Sale of the D&S Business, or fails to recommend against a tender offer or exchange offer for any outstanding shares of Nokia that constitutes a competing proposal, is reasonable and the amount payable in such circumstance is customary in the context of similar fees payable in comparable transactions and in light of the overall terms of the Purchase Agreement.

The failure to complete the Sale of the D&S Business may result in a decrease in the market value of our shares and ADSs.

The Closing is subject to a number of contingencies, including confirmation and approval of the Sale of the D&S Business by our shareholders at the Extraordinary General Meeting, receipt of certain regulatory approvals and satisfaction or waiver of other customary closing conditions. We cannot predict whether we will succeed in obtaining the confirmation and approval of our shareholders. As a result, we cannot assure you that the Sale of the D&S Business will be completed. If our shareholders fail to confirm and approve the Sale of the D&S Business at the Extraordinary General Meeting or if the Sale of the D&S Business is not completed for any other reason, the market price of our shares and our ADSs may decline.

If we do not complete the Sale of the D&S Business, we will not receive EUR 3.79 billion in cash for the Sale of the D&S Business or the proceeds of the licensing arrangements with Microsoft that become effective upon the Closing.

We cannot assure you that the Sale of the D&S Business will be completed. The Purchase Agreement contains a number of conditions to Closing and allows both Nokia and Microsoft International to terminate the Purchase Agreement in specified circumstances. If the Purchase Agreement is terminated by either Microsoft International or us or the Sale of the D&S Business is not consummated for another reason, we will not receive EUR 3.79 billion for the Sale of the D&S Business, EUR 1.65 billion pursuant to the Patent License Agreement entered into with Microsoft (EUR 100 million of which is payable as consideration for Microsoft’s unilateral right to extend the term of the Patent License Agreement to perpetuity) and the license fees payable by Microsoft to us in connection with Microsoft’s becoming a licensee of our HERE location platform.

The receipt of the proceeds of the Sale of the D&S Business and payments from Microsoft under the Patent License Agreement is expected to significantly strengthen our financial condition and be accretive to earnings. If we do not receive these proceeds, our financial condition may be harmed and our ability to further invest in NSN, HERE and Advanced Technologies, may be hindered.

If our shareholders do not confirm and approve the Sale of the D&S Business, there may not be any other offers from potential acquirers.

If our shareholders do not confirm and approve the Sale of the D&S Business, we may seek another strategic transaction, including the sale of all or part of the D&S Business. Nokia is not currently aware of any parties that may now have an interest in a strategic transaction with Nokia with respect to its D&S Business or be willing to offer a reasonable purchase price. We may be unable to identify another acquirer willing to acquire the D&S Business on terms that are fair to or in the best interests of Nokia and its shareholders, or at all.

If we do not complete the Sale of the D&S Business, Microsoft International could convert the convertible Nokia bonds it will acquire from us into Nokia shares, which would have a dilutive effect on our other shareholders.

We have entered into the Bond Purchase Agreement pursuant to which Microsoft International has committed to purchase from Nokia three EUR 500 million tranches of convertible bonds, described in more detail in “The Sale of the D&S Business—Bond Purchase Agreement” beginning on page 28. After we made our election to issue all three tranches of convertible bonds on September 6, 2013, Microsoft International notified us that, should the Sale of the D&S Business not be consummated and assuming that Microsoft International retains ownership of all the bonds and converts all the bonds into Nokia shares at their respective initial conversion prices, Microsoft International would hold 367,524,324 Nokia shares and voting rights, representing 8.9% of Nokia’s total issued shares (calculated assuming the number of Nokia’s total issued shares remains unchanged as of today’s date and taking into account the conversion of all bonds into shares). Microsoft International’s decision to exercise its conversion right would have a dilutive effect on our other shareholders and could make Microsoft International our largest individual shareholder. If Microsoft International converts the bonds into Nokia shares, Microsoft International has committed to vote in accordance with the recommendations of Nokia’s board of directors, except when it would be deemed to be acting in concert with Nokia pursuant to the Finnish Securities Markets Act.

THE SALE OF THE D&S BUSINESS

This section of these proxy materials describes certain aspects of the Sale of the D&S Business to Microsoft International. However, this description may not be complete or may not provide all the information that may be important to you. We highly recommend that you carefully read these proxy materials and other information that may be important to you.

General

The Purchase Agreement provides that Nokia will sell substantially all of the D&S Business to Microsoft International. As a result of the Sale of the D&S Business, our engagement in the manufacturing and selling of mobile phones and smartphones will cease in accordance with the Purchase Agreement, but we expect to continue to operate NSN, HERE and the Advanced Technologies businesses. Upon the Closing, Microsoft International will pay us EUR 3.79 billion in cash, subject to certain adjustments described in “The Purchase Agreement—Purchase Price Adjustments” on page 41.

In addition, Nokia has entered into the Patent License Agreement, under which Nokia will grant Microsoft a 10-year license to certain of Nokia’s patents and Microsoft will grant Nokia reciprocal rights to certain of Microsoft’s patents for use in Nokia’s HERE business. The Patent License Agreement becomes effective upon the Closing and a EUR 1.55 billion payment to Nokia, and, as consideration for the unilateral right to extend the term of the Patent License Agreement to perpetuity, an additional EUR 100 million payment to Nokia. Additionally, Microsoft will become a strategic licensee of the HERE location platform, and will pay us separately for the services provided under this license.

In accordance with the Bond Purchase Agreement, Microsoft International has committed to purchase from Nokia three EUR 500 million tranches of convertible bonds, which Nokia has elected to issue on or around September 23, 2013. This financing is not conditional on the consummation of the Sale of the D&S Business.

Parties to the Purchase Agreement

Nokia Corporation

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Nokia is a public limited liability company incorporated under the laws of the Republic of Finland. Nokia’s shares are listed on the NASDAQ OMX Helsinki under the symbol “NOK1V.” American Depositary Shares, each representing one of our shares, are traded on the New York Stock Exchange under the symbol “NOK.”

Microsoft International Holdings B.V.

Microsoft International Holdings B.V. is a wholly owned subsidiary of Microsoft Corporation. Founded in 1975, Microsoft Corporation is the worldwide leader in software, services and solutions that help people and businesses realize their full potential by creating technology that transforms the way people work, play and communicate. The company develops and markets software, services and hardware devices that deliver new opportunities, greater convenience and enhanced value to people’s lives. Microsoft Corporation does business worldwide and has offices in more than 100 countries.

Use of Proceeds

The Sale of the D&S Business is expected to significantly strengthen Nokia’s financial position and to be significantly accretive to our earnings. Following the Closing, Nokia plans to focus on its three continuing businesses: NSN, HERE and Advanced Technologies. Nokia’s Board of Directors is conducting a strategic evaluation for Nokia between the date of the Purchase Agreement and Closing for each of Nokia’s three continuing businesses and possible synergies between them, as well as reviewing the optimal corporate and capital structure for Nokia after the Closing. After this evaluation is complete, Nokia plans to distribute deemed excess capital to its shareholders.

The purchase price paid for the D&S Business and payments under the Patent License Agreement will be paid directly to Nokia. We have not made any definitive decisions and are not currently in a position to provide additional information as to the planned use of these proceeds or the amount of the deemed excess capital. We may invest such proceeds into our business as well as use such proceeds to repay debt, and we may not return any or any substantial portion of the proceeds from the Sale of the D&S Business or the Patent License Agreement to our shareholders.

In accordance with the Bond Purchase Agreement, Microsoft International agreed to make available to Nokia EUR 1.5 billion of financing in the form of three EUR 500 million tranches of convertible bonds. On September 6, 2013, Nokia announced that it has decided to draw down all of this financing and will issue the three tranches of senior unsecured convertible bonds, which Microsoft International will purchase for EUR 1.5 billion in cash. Nokia intends to use the proceeds of this financing to prepay financing raised for the acquisition of Siemens’ shareholding in Nokia Siemens Networks in August 2013, and for general corporate purposes. The EUR 1.5 billion amount and accrued interest will be offset against the total purchase price payable by Microsoft International to us under the Purchase Agreement, as described in more detail in “The Sale of the D&S Business—Bond Purchase Agreement” on page 28.

Assets Sold and Retained

Microsoft International will acquire the D&S Business, with the transaction structured as (i) the sale of substantially all of the assets and liabilities of those Nokia entities primarily related to the D&S Business and (ii) a sale of the equity interests of certain of Nokia’s subsidiaries engaged in the D&S Business. A more detailed description of the assets to be sold to Microsoft International can be found in “The Purchase Agreement—Assets to be Sold” beginning on page 36. We will retain all assets not sold to Microsoft International, including certain assets related to the D&S Business and certain other assets, described in more detail in “The Purchase Agreement—Assets to be Retained” beginning on page  37.

Liabilities Assumed and Retained

In connection with its purchase of substantially all of the assets primarily relating to the D&S Business, Microsoft International will assume liabilities primarily relating to the D&S Business and liabilities arising from the assets primarily used in the D&S Business. A more detailed description of the liabilities to be assumed by Microsoft International can be found in “The Purchase Agreement—Liabilities to Be Assumed” beginning on page 39. We will retain all liabilities to the extent not arising out of, in respect of or relating to the D&S Business or the assets to be purchased by Microsoft International, including certain liabilities related to the D&S Business and certain other liabilities, described in more detail in “The Purchase Agreement—Liabilities to Be Retained” beginning on page 39.

Background of the Sale of the D&S Business

On April 21, 2011, Nokia and Microsoft entered into the Existing Commercial Agreement pursuant to which Nokia would adopt Windows Phone as its primary smartphone platform and deliver mapping, navigation, and location-based services to the Windows Phone ecosystem in order to help bring Windows Phone and Nokia’s products to a larger range of price points, market segments and geographies.

In June 2012, Nokia launched a strategic planning process at the request of Nokia’s Board of Directors to review Nokia’s relationship with Microsoft, including the Existing Commercial Agreement. Through the summer and fall 2012, as part of this strategic evaluation, Nokia’s management and Board of Directors reviewed different scenarios and strategic alternatives with respect to Nokia’s partnership with Microsoft. During this time, representatives of Nokia and Microsoft also met several times to discuss their existing relationship.

Discussion of a potential strategic transaction between Nokia and Microsoft began in more concrete terms in February of 2013, when Steve Ballmer, Chief Executive Officer of Microsoft, called Risto Siilasmaa, Chairman of Nokia’s Board of Directors, to suggest a meeting to discuss the possibility of deepening Nokia’s and Microsoft’s partnership. In February of 2013, Mr. Ballmer and Mr. Siilasmaa met in Barcelona and discussed the favorable and unfavorable aspects of Nokia and Microsoft’s existing partnership. Mr. Ballmer expressed his belief that Microsoft and Nokia could integrate hardware and software design for the Windows Phone platform, accelerate innovation, unify branding and marketing of Windows Phone, remove overlapping marketing expenditures, reduce manufacturing and production costs through consolidated cost structure and, ultimately, create an integrated end-to-end solution for consumers using the Windows Phone platform if their mobile products were produced solely by Microsoft. Before entering into any concrete discussions with respect to any strategic transaction, Mr. Siilasmaa requested that the management of both Nokia and Microsoft conduct together a full management review of their existing partnership under the Existing Commercial Agreement. This relationship review meeting took place at the end of March 2013.

After the meeting in Barcelona and during the process of preparing for the management review meeting, Nokia expanded its review of strategic alternatives with respect to its partnership with Microsoft. This review continued over the next several months as Nokia’s Board of Directors considered a wide range of strategic alternatives, including a potential sale the D&S Business to Microsoft. Nokia engaged J.P. Morgan Limited as its financial advisor, which engagement was later formalized in a written engagement letter, to assist in its review of strategic alternatives, and also engaged Skadden, Arps, Slate, Meagher & Flom LLP to act as its legal advisor and Roschier Attorneys Ltd. to act as Finnish legal advisor. Nokia’s Board of Directors determined that Mr. Siilasmaa should be the principal point of contact and conduit for negotiations with Microsoft in order to assure that Nokia’s independent directors exercised appropriate control over the strategic review. The strategic review included, among other things, whether to continue to execute Nokia management’s current strategic plan, whether to seek to amend the terms of the Existing Commercial Agreement, whether to continue using Windows Phone as Nokia’s primary smartphone platform or whether to adopt an alternative, whether to sell all or part of the D&S Business and whether to sell all or part of HERE. Nokia’s Board of Directors also considered the appropriate process to engage in an exploration of such strategic alternatives and evaluated other potential acquirers with its legal and financial advisors.

Between February and July of 2013, representatives of Nokia and Microsoft and their advisors held meetings to discuss potential strategic alternatives with respect to their relationship, including a potential sale to Microsoft of all or part of the D&S Business, HERE, various combinations of the two, or the possible amendment of the Existing Commercial Agreement. As a result of these discussions and negotiations, the parties agreed that a sale of the D&S Business to Microsoft was the most desirable transaction structure for Nokia because a sale of substantially all of the D&S Business would be value-maximizing for Nokia and its shareholders by providing Nokia with an infusion of cash and allowing Nokia to focus on its other businesses. The negotiations between the parties focused on the purchase price for the D&S Business, the scope of assets to be acquired and liabilities to be assumed by Microsoft, assignment and/or license of certain Nokia intellectual property rights and licenses, the transaction’s structure and required regulatory approvals for the sale of the D&S Business. Nokia’s Board of Directors also discussed the material terms of a potential sale of the D&S Business, including the scope of assets and liabilities related to the D&S Business to be acquired by Microsoft, required regulatory approvals and whether certain key intellectual property rights would remain with Nokia after consummation of the transaction. The parties also discussed the possibility of Microsoft or its affiliates providing financing to Nokia in connection with a potential transaction.

On July 1, 2013, Nokia announced it had entered into a definitive agreement with Siemens, pursuant to which Nokia acquired Siemens’ entire 50% stake in their joint venture, Nokia Siemens Networks (the “NSN Acquisition”). Nokia further announced on August 7, 2013 that it had consummated the NSN Acquisition that Nokia had renamed Nokia Siemens Networks to be called Nokia Solutions and Networks or NSN. At the closing of the NSN Acquisition, Nokia Solutions and Networks became wholly owned by Nokia.

On July 24, 2013, Microsoft and Nokia entered into a non-binding Letter Agreement with respect to a Sale of the D&S Business, which governed the terms of the negotiation process with respect to the Sale of the D&S Business (the “Letter Agreement”). The Letter Agreement provided for exclusivity through a period that ended on September 2, 2013 and outlined the material terms of the contemplated transaction structure, including Microsoft’s acquisition of the D&S Business, the licensing of Nokia’s patents to Microsoft, licensing arrangements with respect to certain HERE technology, as well as other customary provisions. The Letter Agreement also committed Microsoft to provide, at Nokia’s sole option, EUR 1.5 billion of financing, subject to certain conditions. Nokia was under no obligation to draw down on the financing and, at that time, had not decided whether it would do so. Nokia also explored alternative financing arrangements. Nokia entered into the Letter Agreement, after reviewing various strategic alternatives as a sale of the D&S Business to Microsoft would strengthen Nokia’s financial position with a significant infusion of cash, improving Nokia’s earnings profile, allow Nokia to allocate substantial resources to invest in NSN, HERE and the Advanced Technologies businesses.

Following entry into the Letter Agreement, Microsoft began conducting due diligence on the D&S Business, including holding meetings with management in charge of the D&S Business as well as other corporate functions. The parties also began negotiating definitive documentation in connection with the Sale of the D&S Business and certain other agreements related thereto, including the definitive documentation relating to the EUR 1.5 billion of financing. Such negotiations continued until the announcement of the Sale of the D&S Business on September 2, 2013. The negotiations focused on, among other issues, the assets and liabilities to be included in and excluded from the Sale of the D&S Business, the purchase price to be paid to Nokia, the scope and terms of any adjustments to such purchase price, circumstances under which termination fees are payable and the size of such fees, each party’s indemnification obligations, patent and trademark licensing arrangements, HERE licensing arrangements, Nokia’s right to entertain competing proposals with respect to the D&S Business and the detailed terms of the Bond Purchase Agreement.

Following further negotiations with Microsoft, in which Nokia’s Board of Directors was actively involved through Mr. Siilasmaa, on September 2, 2013, Nokia’s Board of Directors held a meeting at which representatives of J.P. Morgan then presented J.P. Morgan’s financial analyses of the EUR 5.44 billion in cash to be paid to Nokia in connection with the Sale of the D&S Business, the Patent License Agreement, and the option to extend the term of the Patent License Agreement to perpetuity, and orally rendered its opinion, which was confirmed by delivery of a written opinion dated September 2, 2013, to the effect that, as of September 2, 2013, and based on and subject to factors and assumptions set forth therein, the EUR 5.44 billion in cash to be paid to Nokia pursuant to the Purchase Agreement and related licensing arrangements was fair from a financial point of view to Nokia. After further discussion, Nokia’s Board of Directors, having determined that the terms of the Purchase Agreement and the Sale of the D&S Business, were fair to and in the best interests of Nokia and its shareholders, approved and declared advisable the Purchase Agreement and the Sale of the D&S Business, directed that the Sale of the D&S Business be submitted to our shareholders for confirmation and approval, and recommended that shareholders vote in favor of the confirmation and approval of the Sale of the D&S Business.

Following the approval of the Purchase Agreement by Nokia’s Board of Directors, Nokia and Microsoft International executed and delivered the Purchase Agreement on the evening of September 2, 2013. The parties issued press releases announcing the execution of the Purchase Agreement in the early hours of September 3, 2013.

Reasons for the Sale of the D&S Business

Nokia’s Board of Directors, at a meeting held on September 2, 2013, determined, after a thorough and careful assessment, that the proposed Sale of the D&S Business was advisable, fair to, and in the best interests of Nokia and its shareholders, approved the Purchase Agreement and the Sale of the D&S Business, and certain ancillary agreements thereto, directed that the Sale of the D&S Business be submitted to our shareholders for confirmation and approval, and recommended that our shareholders vote in favor of the confirmation and approval of the Sale of the D&S Business.

In evaluating the Purchase Agreement and the Sale of the D&S Business, Nokia’s Board of Directors consulted with our senior management, as well as our outside legal and financial advisors, and considered a number of factors, including the following material factors:

•

the fact that Nokia’s Board of Directors undertook an extensive strategic review and considered a wide range of strategic alternatives and scenarios prior to approving the Sale of the D&S Business and recommending that our shareholders confirm and approve the Sale of the D&S Business, including but not limited to changing the platform for Nokia’s smartphones, selling some or all of the D&S Business to other potential acquirers and amending the Existing Commercial Agreement;

•

the fact that in connection with its assessment of strategic alternatives, Nokia’s Board of Directors also considered whether to terminate the Existing Commercial Agreement before its full term and focus on adopting another smartphone platform. While the Existing Commercial Agreement does not fully restrict Nokia from developing and using other mobile operating systems, this agreement contains certain limitations as well as financial incentives to encourage Nokia to continue using Windows Phone as its primary smartphone platform. Notably, Nokia has been receiving quarterly platform support payments in recognition of the unique nature of our partnership with Microsoft and our contributions to the partnership, including our substantial commitment to the Windows Phone platform. In connection with its determination and analysis of the Sale of the D&S Business, Nokia’s Board of Directors carefully considered terminating the Existing Commercial Agreement and analyzed the financial and operational implications, including the considerable costs associated with transitioning to a new smartphone platform;

•	that the negotiation process with Microsoft yielded the highest value to our shareholders reasonably available to Nokia with the highest degree of certainty under the circumstances;

•

that the Sale of the D&S Business for EUR 3.79 billion in cash and the licensing of certain of our patents to Microsoft for EUR 1.65 billion in cash under the Patent License Agreement (EUR 100 million of which is payable as consideration for Microsoft’s unilateral right to extend the term of the Patent License Agreement to perpetuity) are expected to significantly strengthen our financial position and are expected to be significantly accretive to our earnings;

•

the opinion delivered by J.P. Morgan Limited to Nokia’s Board of Directors that, as of September 2, 2013 and based upon and subject to the factors and assumptions set forth therein, the EUR 5.44 billion in cash to be paid to Nokia pursuant to the Purchase Agreement and the Patent License Agreement was fair from a financial point of view to Nokia;

•	the fact that the consideration to be paid in the Sale of the D&S Business was all cash;

•	the relative certainty of completion of the Sale of the D&S Business;

•	the financial condition and prospects of Nokia generally and the D&S Business specifically;

•	the current economic conditions and market uncertainties and increased competition in recent years from a number of players in the smartphone and mobile phone markets;

•

the fact that the Purchase Agreement provides that, in the event of a failure of the Sale of the D&S Business to be consummated under certain circumstances where the conditions to Closing, except for regulatory approvals, have been satisfied, Microsoft International will pay Nokia a termination fee, described in “The Purchase Agreement—Termination; Termination Fees” beginning on page 52, without Nokia having to establish any damages, and Microsoft’s guarantee of such payment obligation pursuant to the guarantee described in “The Sale of the D&S Business—Guarantee” on page 27;

•	the fact that the Purchase Agreement allows for sufficient time to complete the Sale of the D&S Business; and

•

the terms of the proposed Sale of the D&S Business, including the provisions of the Purchase Agreement that allow Nokia’s Board of Directors’ ability to make a change in its recommendation to shareholders prior to the Extraordinary General Meeting, and following termination of the Purchase Agreement, accept an unsolicited superior proposal to acquire the D&S Business subject to payment of a termination fee to Microsoft International and compliance with additional certain requirements described in “The Purchase Agreement—Covenants—Competing Proposals” on Page 49 and “The Purchase Agreement—Termination; Termination Fees” on Page 52.

Our Board of Directors also considered a variety of potentially negative factors in its deliberations concerning the Purchase Agreement and the Sale of the D&S Business, including the following (not in any relative order of importance):

•	the fact that we will be selling the D&S Business, which has generated, over the long term, a significant portion of our profits and cash;

•

the risk that the Sale of the D&S Business might not be completed, including due to failure to obtain the required regulatory approvals before the date on which the Purchase Agreement may be terminated;

•	the additional expenditures required to facilitate the Sale of the D&S Business;

•

that the announcement and pendency of the Sale of the D&S Business, or failure to complete the Sale of the D&S Business, may cause substantial harm to relationships with our employees, vendors and customers, harm our ability to recruit and retain key personnel and may divert management and employee attention away from the day-to-day operation of our business;

•	the fact that we may be exposed to significant liabilities with respect to indemnification claims arising under the Purchase Agreement;

•

the potential harm to our business if the Sale of the D&S Business is not consummated, including by raising substantial doubt as to our ability to effectively implement our current business strategy in the mobile phone and smartphone markets;

•	the restrictions on our conduct of business between the date we entered into the Purchase Agreement and the Closing; and

•

the payment of a termination fee and/or damages fee in certain circumstances (including upon our shareholders not confirming and approving the Sale of the D&S Business at the Extraordinary General Meeting).

The foregoing discussion of the information and factors considered by Nokia’s Board of Directors is not intended to be exhaustive, but includes the material factors considered by Nokia’s Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Sale of the D&S Business, Nokia’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board of Directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board of Directors based its recommendation on the totality of the information presented.

In considering the recommendation of Nokia’s Board of Directors with respect to the proposal to confirm and approve the Sale of the D&S Business, you should be aware that certain members of our senior management may have interests in the Sale of the D&S Business that are different from, or in addition to, our shareholders’ interests. The Board of Directors was aware of and considered these interests, among other matters, in evaluating and negotiating the Purchase Agreement and the Sale of the D&S Business, and in recommending that the Purchase Agreement be adopted by the shareholders of the Company. Stephen Elop, as Nokia’s President and Chief Executive Officer who is anticipated to transfer to Microsoft upon the Closing, abstained from the decision-making on the Sale of the D&S Business. See the section entitled “The Sale of the D&S Business—Interests of Certain Persons in the Sale of the D&S Business” beginning on page 30.

Recommendation of Our Board of Directors

Having thoroughly analyzed the Purchase Agreement and the terms of the Sale of the D&S Business, various factors described in the section entitled “The Sale of the D&S Business—Reasons for the Sale of the D&S Business” beginning on page 22 and other alternatives available, Nokia’s Board of Directors recommends that Nokia shareholders vote to confirm and approve the Sale of the D&S Business at the Extraordinary General Meeting.

Opinion of Our Financial Advisor

Nokia engaged J.P. Morgan Limited (“J.P. Morgan”) to act as its financial advisor in connection with the Sale of the D&S Business, which engagement was later formalized in a written engagement letter dated August 31, 2013 (the “Engagement Letter”).

In accordance with the terms of the Engagement Letter, J.P. Morgan delivered an opinion to the Board of Directors of Nokia dated as of September 2, 2013, that as of such date and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth in the opinion, the consideration to be received by Nokia in the Sale of the D&S Business and the Patent License Agreement, as described in the Purchase Agreement, was fair, from a financial point of view, to Nokia. J.P. Morgan’s opinion is addressed solely to Nokia’s Board of Directors and not to any other person and does not constitute a recommendation to any shareholder of Nokia to approve the resolution to confirm and approve the Sale of the D&S Business at the Extraordinary General Meeting.

The full text of the written opinion of J.P. Morgan dated September 2, 3013, which sets forth the assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Annex A to these proxy materials with the permission of J.P. Morgan and is incorporated herein by reference. Nokia’s shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was provided only to the Board of Directors of Nokia, is directed only to the fairness from a financial point of view of the consideration to be received by Nokia in the Sale of the D&S Business to Microsoft International as set out in the Purchase Agreement and with respect to the Patent License Agreement and does not constitute a recommendation to any shareholder of Nokia as to how such shareholder should vote with respect to the resolution or any other matter. The summary of the opinion of J.P. Morgan set forth in these proxy materials is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

1.	reviewed the Letter Agreement and the Purchase Agreement;

2.	reviewed Nokia’s long range business plans for the D&S Business (such plans having been approved by the Board of Directors of Nokia in July 2012 and May 2013, respectively) and additional strategic and financial information and updates in relation to the D&S Business and such long range business plans, including an updated long range business plan for the D&S Business dated July 2013 which had been reviewed and acknowledged by the Board of Directors of Nokia and which included projections which were considered by the management of Nokia to better reflect the current operational and financial performance trajectory of the D&S Business;

3.	reviewed certain publicly available business and financial information concerning Nokia and the D&S Business, the industries in which they operate and certain other companies engaged in businesses comparable to them;

4.	compared the proposed financial terms of the Sale of the D&S Business with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

5.	compared the financial and operating performance of Nokia and the D&S Business with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Nokia and certain publicly traded securities of such other companies;

6.	reviewed certain internal, unaudited financial analyses, projections, assumptions and forecasts prepared by or at the direction of the management of Nokia and the D&S Business relating to Nokia and the D&S Business; and

7.	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of the opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Nokia and the D&S Business with respect to certain aspects of the Sale of the D&S Business, and the past and current business operations of the D&S Business, the financial condition and future prospects and operations of Nokia and the D&S Business, and certain other matters J.P. Morgan believed necessary or appropriate to their inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Nokia and the D&S Business or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan have not independently verified any such information or its accuracy or completeness. J.P. Morgan has not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor has J.P. Morgan evaluated the solvency of Nokia, Microsoft or the D&S Business under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses, projections, assumptions and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of Nokia and the D&S Business as to the expected future results of operations and financial condition of the company or business to which such analyses, projections, assumptions and forecasts relate. J.P. Morgan expressed no view as to such analyses, projections or forecasts or the assumptions on which they were based and Nokia has confirmed that J.P. Morgan could rely upon such analyses, projections, assumptions and forecasts in the delivery of their opinion. J.P. Morgan also assumed that the Sale of the D&S Business will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives and advisors of Nokia, and will be consummated as described in the Purchase Agreement. J.P. Morgan also assumed that the representations and warranties made by Nokia and Microsoft International in the Purchase Agreement (and subsequent definitive agreements) and the related agreements are and will be true and correct in all respects material to their analysis and that any Purchase Price Adjustments described in “The Purchase Agreement—Purchase Price Adjustments” on page 41 will not result in any adjustment to the consideration to be paid to Nokia in the Sale of the D&S Business that is material to its analysis or the Sale of the D&S Business. J.P. Morgan is not a legal, regulatory, accounting or tax expert and has relied on the assessments made by advisors to Nokia with respect to such issues. J.P. Morgan has further assumed that all material governmental, regulatory or other consents and approvals necessary for the Closing will be obtained without any adverse effect on Nokia, Microsoft International, the D&S Business or on the contemplated benefits of the Sale of the D&S Business. In giving its opinion, J.P. Morgan relied on Nokia’s commercial assessments of the Sale of the D&S Business.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the opinion. It should be understood that subsequent developments may affect its opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm the opinion.

J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be received by Nokia in the Sale of the D&S Business to Microsoft International as set out in the Purchase Agreement and J.P. Morgan expressed no opinion as to the fairness of the Sale of the D&S Business to Microsoft International, or any consideration paid in connection therewith by, the holders of any class of securities, creditors or other constituencies of Nokia or the D&S Business or as to the underlying decision by Nokia to engage in the Sale of the D&S Business. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Purchase Agreement or the Sale of the D&S Business, or any class of such persons relative to the consideration to be received by Nokia in the Sale of the D&S Business to Microsoft International as set out in the Purchase Agreement or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion herein as to the price at which any securities of Nokia will trade at any future time. As a result, the opinion provided that other factors after the date hereof may affect the value of Nokia and the D&S Business (and its business, assets or properties) after the Closing, including, but not limited to, (i) the total or partial disposition of the share capital of Nokia by shareholders of Nokia within a short period of time after the effective date of the transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of Nokia and the D&S Business, (v) any necessary actions by or restrictions of governmental agencies or regulatory authorities and (vi) timely execution of all necessary agreements to complete the Sale of the D&S Business on terms and conditions that are acceptable to all parties at interest. J.P. Morgan expressed no opinion as to whether any alternative transaction might be more beneficial to Nokia.

J.P. Morgan noted that they were not asked to and did not solicit any formal expressions of interest from any other parties with respect to the sale of all or any part of Nokia or the D&S Business or any other alternative transaction, with the exception of NSN.

J.P. Morgan acted as financial advisor to Nokia with respect to the proposed Sale of the D&S Business and will receive a fee from Nokia for its services, a substantial portion of which will become payable only if the proposed Sale of the D&S Business is consummated. During the two years preceding the date of this letter, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Nokia and Microsoft for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as sole financial advisor to Nokia in the acquisition of Siemens’ 50% shareholding in NSN in August 2013, sole provider of acquisition financing to Nokia in relation to such acquisition and joint global coordinator and joint bookrunner in NSN debut high yield bond in March 2013. Furthermore, J.P. Morgan has acted as a bookrunner to Microsoft in three high grade bond offerings in December 2012. In addition, J.P. Morgan’s banking affiliates act as agent bank and lender under outstanding credit facilities of Nokia and Microsoft (and their respective subsidiaries and affiliates), for which they receive customary compensation or other financial benefits. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Nokia or Microsoft for their own account or for the accounts of customers and, accordingly J.P. Morgan and its affiliates may at any time hold long or short positions in such securities.

J.P. Morgan’s opinion was provided to the Board of Directors of Nokia in connection with and for the purposes of its evaluation of the Sale of the D&S Business, and is and was not provided on behalf of, and does not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of Nokia or be used or relied upon for any other purpose. J.P. Morgan’s opinion does not constitute a recommendation to any shareholder of Nokia as to how such shareholder should vote with respect to the Sale of the D&S Business or any other matter.

Vote Required to Confirm and Approve the Sale of the D&S Business

Nokia’s Articles of Association state that unless otherwise provided in our Articles of Association or in the Finnish Companies Act, resolutions to be acted upon at the Extraordinary General Meeting shall be carried by a simple majority of the votes cast. Neither the Finnish Companies Act nor our Articles of Association prescribe a qualified majority for the confirmation and approval of the Sale of the D&S Business, nor does the Purchase Agreement itself require any different majority requirements. Thus, the approval of the proposal shall be carried by a simple majority of all votes cast at the Extraordinary General Meeting.

Funding of the Purchase of the D&S Business

Microsoft International has represented that on the Closing Date, Microsoft International will have sufficient funds to enable it to consummate the transactions contemplated by the Purchase Agreement and the ancillary agreements thereto, including payment of the purchase price for the D&S Business and all fees expenses associated with its acquisition of the D&S Business.

Guarantee

Pursuant to a guarantee, (the “Guarantee”), delivered by Microsoft, in favor of Nokia, dated September 2, 2013, Microsoft has agreed to guarantee, subject to the terms and conditions set forth in the Guarantee (A) Microsoft International’s obligations under the Purchase Agreement, described in greater detail in “The Purchase Agreement—Covenants” beginning on page 44, (B) Microsoft International’s obligation to pay the EUR 3.79 billion purchase price pursuant to the Purchase Agreement, as adjusted and (C) Microsoft International’s obligation under the Purchase Agreement to pay any termination fee payable by Microsoft International to Nokia if the Purchase Agreement is terminated in circumstances where such termination fee is payable. See “The Purchase Agreement—Termination; Termination Fees” beginning on page 52.

Licensing Arrangements

After the Closing, we will retain all of our patents and patent applications worldwide, provided that certain registered design rights that are specific to the D&S Business will be included in the assets transferred to Microsoft. Pursuant to the Patent License Agreement, we will grant Microsoft a 10-year license to certain of our patents and Microsoft will grant Nokia reciprocal rights to certain of Microsoft’s patents for use in Nokia’s HERE business for a license payment of EUR 1.55 billion cash from Microsoft to Nokia. Under the Patent License Agreement, Microsoft will also pay us EUR 100 million in cash for the option to extend the term of the Patent License Agreement to perpetuity. Additionally, Microsoft will become a strategic licensee of our HERE location platform, and will pay us separately for the services provided under this license. Microsoft is expected to become one of the top three customers of HERE.

Nokia will continue to own and maintain the Nokia brand. Microsoft has also agreed to a 10 year license arrangement with Nokia to use the Nokia brand on current and subsequently developed Mobile Phones products based on the Series 30 and Series 40 operating systems. After the Closing, Nokia would be restricted from licensing the Nokia brand for use in connection with mobile device sales for 30 months and from using the Nokia brand on Nokia’s own mobile devices until December 31, 2015.

Bond Purchase Agreement

Microsoft International has committed, pursuant to the Bond Purchase Agreement, to purchase from us senior unsecured convertible bonds in the principal amount of EUR 500,000,000 with a coupon of 1.125%, which mature in 2018 (the “2018 Bonds”), senior unsecured convertible bonds in the principal amount of EUR 500,000,000 with a coupon of 2.5%, which mature in 2019 (the “2019 Bonds”) and senior unsecured convertible bonds in the principal amount of EUR 500,000,000 with a coupon of 3.625%, which mature in 2020 (the “2020 Bonds”, and each of the 2018 Bonds, the 2019 Bonds and the 2020 Bonds, a “Series”). Under the terms of the Bond Purchase Agreement, Microsoft International was obligated to purchase any such Series we elected to issue. Nokia, pursuant to a September 6, 2013 resolution of its Board of Directors, has elected to issue all three Series on or about September 23, 2013 (the “Issuance Date”).

Subject to “Restriction on Conversion” below, each Series will be convertible at any time up to and including the seventh business day prior to the relevant maturity or early redemption date at the option of the holders thereof into ordinary shares of Nokia. The initial conversion price for the 2018 Bonds, the 2019 Bonds and the 2020 Bonds is EUR 3.9338, EUR 4.0851 and EUR 4.2364, respectively.

With the exception of the foregoing, each Series will be on substantially the same terms as our senior unsecured convertible bonds issued on October 26, 2012 in the principal amount of EUR 750,000,000, save for the following terms which apply as between us (and, where relevant, our affiliates) and Microsoft International (and, where relevant, its affiliates) only and which have been included in the Bond Purchase Agreement.

Lock-Ups

The 2018 Bonds held by Microsoft International and its affiliates will be subject to a restriction on transfer (a “lock-up”) commencing on the Issuance Date and ending on the earlier of the completion of the Sale of the D&S Business or the earlier termination of the Sale of the D&S Business in accordance with the terms of the Purchase Agreement (“2018 Bond Lock-Up Period”).

The 2019 Bonds and the 2020 Bonds held by Microsoft International and its affiliates will be subject to a lock-up commencing on the Issuance Date of the relevant Series and ending on the earlier of, (i) in the case of the 2019 Bonds, two calendar years following the Issuance Date, and in the case of the

2020 Bonds, three calendar years following the Issuance Date, (ii) the completion of the Sale of the D&S Business in accordance with the terms of the Purchase Agreement, and (iii) the early termination of the Existing Commercial Agreement in accordance with its terms.

Notwithstanding the above, the Bond Purchase Agreement provides that if we exercise our right to terminate the Existing Commercial Agreement in accordance with its terms at any time after June 1, 2014, the lock-ups set out above will be immediately and unconditionally discharged on the date of such termination. In addition, if the Purchase Agreement is terminated on September 2, 2014 and, at such time, all other required conditions to the Closing have been satisfied (other than receipt of the required antitrust approvals), then Microsoft International’s obligations under the lock-ups set out above shall similarly be immediately and unconditionally discharged on the date of such termination.

Restriction on Conversion

Microsoft International has undertaken that it will not, and will procure that its affiliates will not, exercise its or their right to convert any of such bonds into shares until, in the case of the 2018 Bonds and 2019 Bonds, after the second anniversary of the Issuance Date of the relevant Series and, in the case of the 2020 Bonds, after the third anniversary of the Issuance Date (save, in the case of each Series, where a conversion right has arisen as a result of a change of control in Nokia, in which case no such restriction on conversion will apply).

Voting of Shares

Upon conversion of any of the bonds held by Microsoft International into Nokia ordinary shares, Microsoft International has undertaken in the Bond Purchase Agreement to exercise, and to procure that any of its affiliates which hold any such shares shall exercise, voting rights attaching to such shares in accordance with the recommendations of Nokia’s Board of Directors, except in circumstances where Microsoft International would, in so doing, be deemed to be acting in concert with Nokia for purposes of the Finnish Securities Market Act.

Hedging

Microsoft International has undertaken that it will not, and will procure that its affiliates will not, during the 2018 Bond Lock-Up Period, enter into any transaction involving the 2018 Bonds which have the economic effect of hedging or otherwise mitigating the economic risk associated with Microsoft International’s holding of the 2018 Bonds. Microsoft International has no restrictions on hedging in respect of the 2019 Bonds and the 2020 Bonds.

Purchase of Bonds by Nokia and Set-off

If the Sale of the D&S Business is completed, we will be obliged to purchase and Microsoft International will be obliged to sell at their principal amount plus accrued interest all bonds then held by Microsoft International pursuant to the terms and conditions of the relevant Series so that the relevant purchase date falls on the date on which the Sale of the D&S Business is to be completed. In such a case, the aggregate principal amount plus accrued interest thereon payable to Microsoft International on the relevant purchase date by us will be set off against the total purchase price payable by Microsoft International (or its affiliates) to us under the Purchase Agreement.

In addition, if there is an early termination of the Existing Commercial Agreement (in accordance with its terms) by us prior to June 1, 2014 following a sale of all or substantially all the D&S Business to a party other than Microsoft International (or one of its affiliates), we will purchase all of the bonds then held by Microsoft International (upon receiving Microsoft International’s written request to do so) so that the relevant purchase date falls on the date on which the termination of the Existing Commercial Agreement takes effect.

Approval for our entry into the Bond Purchase Agreement and the transactions contemplated therein is not being sought at the Extraordinary General Meeting.

Nature of Our Business After the Sale of the D&S Business

As announced on September 3, 2013, Nokia’s Board of Directors is conducting a strategic evaluation of Nokia and its continuing businesses. Our Board of Directors will review and consider strategies for each of Nokia’s continuing businesses and possible synergies between them, and will evaluate the optimal corporate and capital structure for Nokia after the Closing. The three continuing businesses are NSN, HERE and Advanced Technologies.

NSN, a wholly-owned business of Nokia since August 2013, is a leader in mobile broadband, and is focused on operating at the forefront of each generation of mobile technology, including pushing the boundaries of connecting people through LTE and future technologies.

HERE will continue to focus on growing its industry-leading position through a broad location offering across mobile devices, connected devices, enterprise solutions and the automotive environment. HERE will continue to execute its strategy to become the leading independent location cloud platform company, offering mapping and location services across different screens and operating systems.

Nokia’s Advanced Technologies business will build on several of Nokia’s current CTO and intellectual property rights activities. Advanced Technologies will explore new business opportunities through advanced research, development and concept products in areas such as connectivity, sensing and material technologies, as well as web and cloud technologies. At the same time, Advanced Technologies plans to continue to build Nokia’s patent portfolio from this innovation and targets to expand its industry-leading technology licensing program, spanning technologies that enable mobility today and tomorrow.

Interests of Certain Persons in the Sale of the D&S Business

When considering the recommendation of our Board of Directors with respect to the Sale of the D&S Business to Microsoft International, our shareholders should be aware that our senior management, which we refer to as the Nokia Leadership Team, may have interests in the Sale of the D&S Business that are different from or in addition to the interests of our shareholders in general.

The members of our Board of Directors were aware of and considered these interests, among other matters, in evaluating and negotiating the Purchase Agreement, and in recommending to our shareholders that they vote to confirm and approve the Sale of the D&S Business to Microsoft International. As a result of the Sale of the D&S Business, Risto Siilasmaa, the Chairman of our Board of Directors, has assumed additional responsibilities as Nokia’s interim CEO and will receive additional compensation for these responsibilities.

Treatment of Equity Awards

Pursuant to the terms of the Purchase Agreement, consistent with the treatment of Nokia equity awards held by employees relating to the D&S Business who become “Transferred Employees” (as determined under the Purchase Agreement), Nokia equity awards that are held by Nokia Leadership Team members (other than Stephen Elop) who become Transferred Employees at the Closing will be subject to the treatment described below. Generally, Nokia equity awards for this group will be converted into Microsoft equity awards, the cost of which will be borne by Microsoft. Equity awards held by Nokia Leadership Team members who do not become Transferred Employees will not be subject to the treatment described below and their equity awards will continue to vest in accordance with the relevant equity plan rules.

Stock Options

Unvested Nokia stock options (which are stock options described in Nokia’s prior filings with the SEC, including annual reports on Form 20-F) held by a Nokia Leadership Team member (other than Stephen Elop) who becomes a Transferred Employee at the Closing (other than a U.S. taxpayer) that have an exercise price less than the trading price of Nokia shares on the trading day immediately preceding the Closing Date, will be cancelled and replaced by Microsoft with the number of Microsoft restricted stock units having equivalent value and substantially similar vesting terms determined pursuant to the terms set forth in the Purchase Agreement. In order to avoid adverse tax consequences to U.S. taxpayers, unvested Nokia stock options held by a Nokia Leadership Team member who becomes a Transferred Employee at the Closing and who is a U.S. taxpayer at the Closing that have an exercise price less than Nokia’s trading price on the trading day immediately preceding the Closing Date, will be cancelled in exchange for a cash payment determined pursuant to the terms of the Purchase Agreement.

Restricted Shares

Unvested Nokia restricted shares (which are restricted share units described in Nokia’s prior filings with the SEC, including annual reports on Form 20-F) held by a Nokia Leadership Team member (other than Stephen Elop) who becomes a Transferred Employee at the Closing will be cancelled and replaced by Microsoft with the number of Microsoft restricted stock units having equivalent value and substantially similar vesting terms determined pursuant to the terms set forth in the Purchase Agreement.

Performance Shares

Unvested Nokia performance shares (which are performance share units described in Nokia’s prior filings with the SEC, including annual reports on Form 20-F) held by a Nokia Leadership Team member who becomes a Transferred Employee at the Closing will be cancelled and replaced by Microsoft with the number of Microsoft restricted stock units having approximately fifty percent of the potential value of the Nokia performance shares immediately prior to the Closing with substantially similar vesting terms but solely with respect to time-vesting terms with each such award determined pursuant to the terms set forth in the Purchase Agreement.

The following table shows for each Nokia Leadership Team member who is expected to become a Transferred Employee at the Closing, the number of unvested Nokia equity awards that such individual is expected to hold at the time of Closing; specifically: (i) the number of Nokia unvested stock options expected to be held by such individual that have an exercise price less than Nokia’s closing share price on September 6, 2013, (ii) the number of unvested Nokia restricted shares expected to be held by such individual at Closing and (iii) fifty percent of the total number of unvested Nokia performance shares expected to be held by such individual. The actual portion of the awards that will remain unvested and outstanding at the time of the Closing and the applicable trading price of Nokia shares at such time will be determined at the Closing.

Name(1)	Unvested Stock Options (#)	Restricted Shares (#)	Performance Shares (#)
Jo Harlow	720,000	280,000	185,000
Juha Putkiranta	353,500	183,000	126,750
Timo Toikkanen	453,500	203,000	151,750
Chris Weber	453,500	278,000	151,750

(1)	Stephen Elop’s equity awards are not converted into Microsoft equity upon transfer.

Employment Agreements and Change of Control Agreements

Service Contract With Stephen Elop

We entered into an amendment with Mr. Elop to his service contract, which became effective on the date of the Purchase Agreement. Under the terms of the amendment, Mr. Elop resigned from our Board of Directors and from his positions of President and Chief Executive Officer as of the date following the date of the Purchase Agreement, September 3, 2013. Mr. Elop will serve as Executive Vice President of Devices & Services until the Closing, after which it is anticipated that he will become employed with Microsoft pursuant to the terms of an employment agreement with Microsoft.

Under the amendment to his service contract, Mr. Elop agreed that the change in his position (described above) would not entitle him to terminate his service contract for cause under the terms of his service contract, which provide for payment of 18 months of his base salary and management short-term cash incentive (calculated at 100% of target) as well as accelerated vesting of his outstanding equity awards upon such a termination by Mr. Elop for cause. Under Mr. Elop’s original agreement, if Mr. Elop’s service contract was terminated without cause, or he resigned as a result of a significant reduction in his duties and responsibilities, in either case within 12 months following a change of control, he would be entitled to receive 18 months of his base salary and management short-term cash incentive (calculated at 100% of target) as well as accelerated vesting of his outstanding equity awards. Under his original agreement, Mr. Elop would be entitled to these same benefits if he terminated his employment for cause at any time regardless of a change of control, but would be entitled only to the same cash severance benefit (but not the acceleration of all equity awards) if his service contract was terminated by Nokia without cause prior to a change of control. However, under the change of control provisions of Mr. Elop’s agreement as amended, Mr. Elop may terminate his employment on or following the Closing (and assuming he has not materially breached his service contract prior to such termination) or Nokia may terminate his employment without cause prior to the Closing, and in either such case, Mr. Elop will be entitled to receive 18 months of his base salary and management short-term cash incentive (calculated at 100% of target) as well as accelerated vesting of his outstanding equity awards.

Although the actual amount of these termination payments and the value of equity acceleration will not be determined until such termination occurs, using compensation values and the Nokia closing share price of EUR 4.12 per share on September 6, 2013, and an assumed Closing Date of in the first quarter of 2014, such pro forma amounts are estimated to be approximately EUR 18.8 million in the aggregate. This amount includes: base salary and management incentive EUR 4.1 million, value of benefits EUR 0.1 million and pro forma value of equity awards EUR 14.6 million. Once the actual amount is determined, pursuant to the terms of the Purchase Agreement, 30% of the amount (EUR 5.65 million) will be borne by Nokia and the remaining 70% of the amount (EUR 13.17 million) will be borne by Microsoft pursuant to the purchase price adjustment mechanism described in “The Purchase Agreement—Purchase Price Adjustments” beginning on page 41. Mr. Elop is subject to a covenant restricting him from working for certain specified competitors of Nokia, provided that upon Mr. Elop’s commencement of employment with Microsoft, Nokia will waive his competition restriction as to Microsoft.

Compensation Paid to Risto Siilasmaa

Risto Siilasmaa will continue as Nokia’s Chairman of the Board, and as a result of the signing of the Purchase Agreement relating to the anticipated Sale of the D&S Business, has assumed additional responsibilities as interim CEO, effective September 3, 2013. As compensation for his additional responsibilities as interim CEO, he will receive EUR 500,000. In order to reinforce the alignment of his interests with those of shareholders, 40% of this amount will be delivered to him in shares bought on the open market. The remaining 60% will be paid in cash, most of which is used to cover the estimated associated taxes.

Employment Arrangement With Timo Ihamuotila

In addition to his responsibilities as Chief Financial Officer of Nokia, Timo Ihamuotila has assumed additional responsibilities as interim President, effective as of September 3, 2013. In recognition of these additional responsibilities, Mr. Ihamuotila will receive EUR 250,000, paid in five monthly installments of EUR 50,000 each commencing in October 2013. In addition, Mr. Ihamuotila will receive an equity grant with an approximate aggregate grant date value of EUR 250,000 in the form of Nokia stock options and Nokia restricted shares.

Mr. Ihamuotila’s service contract covers his position as Executive Vice President and Chief Financial Officer. No changes have been made to his compensation as a result of his additional role as interim President other than as described above. His annual base salary is EUR 579,579. His incentive target under the Nokia short-term cash incentive plan is 100% of annual base salary. Mr. Ihamuotila is entitled to the customary benefits in line with our policies applicable to the top management and is also eligible to participate in Nokia’s long-term equity-based compensation programs according to Nokia policies and guidelines and as determined by the Board of Directors.

In case of termination by Nokia for reasons other than cause, Mr. Ihamuotila is entitled to a severance payment of up to 18 months of compensation (both annual base salary and target management incentive) and his equity will be forfeited on a pro-rated basis, based on his date of termination. In case of termination by Mr. Ihamuotila, the notice period is six months and he is entitled to a payment for such notice period (both annual base salary and target management incentive for six months) and all his equity will be forfeited. In the event of a change of control of Nokia, Mr. Ihamuotila will be treated in accordance with his change of control agreement as described below. In case of termination by Nokia for cause, Mr. Ihamuotila will not be entitled to any notice period or additional compensation and all his equity will be forfeited. In case of termination by Mr. Ihamuotila for cause, he is entitled to a severance payment equivalent to 18 months of notice (both annual base salary and target incentive). Mr. Ihamuotila is subject to a 12-month non-competition obligation after termination of the contract. Unless the contract is terminated by Nokia for cause, Mr. Ihamuotila may be entitled to compensation during the non-competition period or a part of it. Such compensation amounts to the annual base salary and target incentive for the respective period during which no severance payment is paid.

Employment Arrangements With the Nokia Leadership Team

Nokia has entered into employment agreements with all members of the Nokia Leadership Team, certain of whom we expect have executed offer letters with Microsoft, which will become effective upon the Closing. Such members include Stephen Elop, Jo Harlow, Timo Toikkanen, Juha Putkiranta and Chris Weber. The remaining members of the Nokia Leadership Team will remain with Nokia: Timo Ihamuotila, Kai Öistamo, Louise Pentland, Juha Äkräs, Michael Halbherr and Henry Tirri. As announced on September 3, 2013, Marko Ahtisaari will step down from the Nokia Leadership Team effective as of November 1, 2013.

Under the terms of their employment agreements with Nokia, if the employment of a member of the Nokia Leadership Team, other than Timo Ihamuotila and Stephen Elop as described above, is terminated without cause or the individual resigns due to Nokia’s breach of the agreement, the individual will be entitled to 12 months’ notice (or pay in lieu thereof comprised of base salary, benefits and management incentive calculated at 100% of target). In addition, under their employment agreements, each of the members of the Nokia Leadership Team are subject to a 12-month post-termination non-competition restriction.

Nokia Leadership Team members also have change of control agreements with Nokia, which serve as an addendum to their employment agreements. Under the change of control agreements, if a Nokia Leadership Team member’s employment is terminated by Nokia or its successor other than for cause or such individual terminates his or her employment for good reason (which includes a reduction in the individual’s compensation; a material reduction in the individual’s duties or responsibilities; or a change of more than 80 kilometers in the individual’s principal place of employment from such individual’s principal place of employment immediately prior to the change of control), in either case within 18 months following the Closing, the individual will be entitled to his or her notice period compensation which includes base salary, benefits and the management incentive calculated at 100% as well as a cash payment (or payments) for the pro-rated value of the individual’s outstanding unvested stock options, restricted shares and performance shares, payable pursuant to the terms of the change of control agreements.

The tables that follow set forth an estimate of the payments that a member of the Nokia Leadership Team could become eligible for in the event such individual’s employment is terminated pursuant to the terms described above following the Closing. The estimates for those whom we expect may transfer to Microsoft are based on their original agreements with Nokia, and the cost of these estimated payments, if made after the Closing, will be borne by Microsoft. The values below related to the value of pro-rated vesting of equity awards are based on the Nokia closing share price of EUR 4.12 per share on September 6, 2013, and an assumed Closing Date in the first quarter of 2014. Accordingly, the amounts presented are pro forma and final values of the equity awards will be based on the share price at the Closing and the timing of the Closing.

Nokia Leadership Team Members Expected to Transfer to Microsoft

Name	Payment of Base Salary and Management Incentive (EUR)	Value of Benefits (EUR)(3)	Pro forma Estimated Value of Pro-Rated Vesting of Equity Awards (EUR)
Jo Harlow(1)	1,057,749	46,095	1,327,491
Juha Putkiranta	772,772	37,873	776,955
Timo Toikkanen	963,456	41,219	895,748
Chris Weber(2)	898,271	26,596	1,177,996

(1)	Jo Harlow is paid in GBP. The above amounts are based on an exchange rate of GBP 0.8537 to EUR.
(2)	Chris Weber is paid in USD. The above amounts are based on an exchange rate of USD 1.3359 to EUR.
(3)	Benefits numbers include an estimate of pension contribution and medical insurance premiums based on the Plan(s) that the respective Nokia Leadership Team member participates in. In some cases, this estimate is based on the actual annualized pension contribution made by Nokia in 2012.

Nokia Leadership Team Members to Remain with Nokia

Name	Payment of Base Salary and Management Incentive (EUR)	Value of Benefits (EUR)(2)	Pro forma Estimated Value of Pro-Rated Vesting of Equity Awards (EUR)
Michael Halbherr	880,750	70,508	1,316,660
Timo Ihamuotila	1,738,737	49,373	1,327,491
Louise Pentland(1)	903,885	17,396	1,099,388
Henry Tirri(1)	722,126	22,448	805,288
Juha Äkräs	755,209	37,037	943,806
Kai Öistämö	1,059,260	45,210	794,333

(1)	Louise Pentland and Henry Tirri are paid in USD. The above amounts are based on an exchange rate of USD 1.3359 to EUR.

(2)	Benefits numbers include an estimate of pension contribution and medical insurance premiums based on the Plan(s) that the respective Nokia Leadership Team member participates in. In some cases, this estimate is based on the actual annualized pension contribution made by Nokia in 2012.

Selected Pro Forma Financial Information

Pro forma financial information is attached to these proxy materials as Annex B. The unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated income statement give effect to Nokia’s acquisition of Siemens AG’s 50% shareholding in NSN, the Sale of the D&S Business, the licensing arrangements and certain other transactions as described in the accompanying pro forma financial information as if they had occurred on January 1, 2012 and June 30, 2013.

No Appraisal Rights

Under Finnish law, our shareholders will not be entitled appraisal or other similar rights for dissenting shareholders in connection with the Sale of the D&S Business. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares specifically as a result of the Sale of the D&S Business.

Regulatory Approvals

To the extent required under the Act on the Monitoring of Foreign Corporate Acquisitions in Finland, the transaction will need to be approved by the Finnish Ministry of Employment and the Economy. Approvals from relevant antitrust and competition agencies in the following jurisdictions must be obtained as a condition to Closing: Brazil, Canada, China, the European Community, India, Israel, Kazakhstan (to the extent required), Macedonia (to the extent required), Mexico, Montenegro (to the extent required), Pakistan (to the extent required), Russia, Serbia, South Africa, Taiwan (to the extent required), Turkey, Ukraine and the United States.

THE PURCHASE AGREEMENT

The summary of the material terms of the Purchase Agreement below and elsewhere in these proxy materials has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Nokia or Microsoft International. Such information can be found elsewhere in these proxy materials and in the other public filings Nokia makes with the SEC, which are available without charge at www.sec.gov. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Microsoft International, Nokia or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of these proxy materials, may have changed since the date of the Purchase Agreement.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Nokia, Microsoft International or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in these proxy materials or incorporated by reference into these proxy materials.

Assets to be Sold

Subject to and upon the terms and conditions set forth in the Purchase Agreement, Nokia and certain of its affiliates are selling to Microsoft International substantially all of the assets primarily relating to the D&S Business (the “Purchased Assets”), including the following:

•

all of the issued and outstanding equity interests of certain Nokia subsidiaries (the “Direct Transferred Subsidiaries”) held by Nokia Corporation, Nokia Holding, Inc., Nokia Finance International B.V., Nokia Venture Holding B.V., Nokia Investments Oy, Nokia Teknologia Oy and Nokia India Pvt Ltd; and

•

indirectly, by virtue of the sale of the conveyance of all of the issued and outstanding equity interests of the Direct Transferred Subsidiaries, all of the issued and outstanding equity interests of certain other Nokia subsidiaries and affiliates engaged in the D&S Business (the “Equity Interests,” and together with the Direct Transferred Subsidiaries, the “Transferred Subsidiaries”).

In addition, we are selling to Microsoft International all assets primarily related to or primarily used or held for use by us or our affiliates in the D&S Business, including the following (but in each case excluding the Excluded Assets, as defined below):

•	the leasehold interests in real property primarily related to, or primarily used in the D&S Business, including prepaid rent, security deposits, options to purchase, fixtures and structures;

•

all tangible personal property, including all equipment, vehicles, machinery, tools, spare parts, furniture and other tangible personal property primarily related to, or primarily used in the D&S Business;

•

all contracts primarily related to, or primarily used in, the D&S Business (except for real property leases, equipment leases and certain intellectual property licenses) and all outstanding purchase orders primarily related to the D&S Business;

•	all inventory and all accounts receivable of the D&S Business;

•	information technology assets primarily related to or primarily used in the D&S Business;

•

all intellectual property (other than patents and certain registered trademarks and domain names) exclusively or primarily related to, or exclusively or primarily used in, the D&S Business, including specified design rights and unregistered trademarks, and certain other non-patented intellectual property and registered trademarks and domain names (the “Transferred IP”);

•	permits (except to the extent not transferable under applicable law) primarily related to, or primarily used in, the D&S Business;

•	all software and business materials (including advertising, marketing and sales and promotional materials) used in the D&S Business;

•	ordinary course intercompany account receivables;

•

all prepaid expenses, deposits and refunds primarily related to, or primarily used in the D&S Business (other than prepaid insurance with respect to any insurance policies not transferring to Microsoft in connection with the Sale of the D&S Business);

•

all causes of action or claims against third parties to the extent resulting from the conduct of the D&S Business and/or that relate to the Purchased Assets and defenses, rights of offset or counterclaims related to the Assumed Liabilities (as defined below);

•	the goodwill of the D&S Business;

•

all rights and claims under all warranties extended by third parties in favor of Nokia or its subsidiaries in relation to the Purchased Assets or for the benefit of the D&S Business and, with respect to insurance policies, all unreinvested proceeds with respect to any casualty loss to the extent relating to any Purchased Assets or the D&S Business;

•	all assets of employee benefit plans with respect to employees to be transferred to Microsoft International pursuant to the Purchase Agreement or former employees of the D&S Business;

•	assets that relate to liabilities with respect to employees to be transferred to Microsoft International pursuant to the Purchase Agreement or former employees of the D&S Business;

•	intellectual property licenses, other than patent licenses, primarily related to, or primarily used in the D&S Business and other specified patent licenses;

•	certain scheduled assets; and

•	except to the extent not primarily related to the D&S Business, all rights to receive certain administrative and corporate services of the kind provided to the D&S Business by Nokia entities.

Assets to Be Retained

We will retain all assets not sold to Microsoft International (the “Excluded Assets”), including the following:

•	except to the extent provided in the Purchase Agreement, cash;

•

all of our and our affiliates’ (other than the Transferred Subsidiaries) intellectual property, except for the intellectual property, IT assets and licenses to be transferred to Microsoft International;

•	all of our and our affiliates (other than the Transferred Subsidiaries) books and records, except for the software and business materials acquired by Microsoft International as Purchased Assets;

•	all intercompany receivables except for the intercompany account receivables included as Purchased Assets;

•	all current and prior insurance policies and all rights related thereto except for those included as Purchased Assets;

•	other than certain scheduled employee benefits plans or as otherwise provided in the Purchase Agreement, all assets in respect of any employee benefits plans sponsored by Nokia or its affiliates;

•

the “Nokia” name and trademark, as well as other scheduled trademarks and the goodwill associated with such names and marks, in each case, subject to a license allowing Microsoft to use the “Nokia” name for a certain period (the “Trademark License Agreement”), and subject to a limited use license for such other scheduled trademarks that are used by the D&S Business;

•	all loans and other advances owing to us or our affiliates by certain of our employees primarily involved in the D&S Business who does not transfer to Microsoft International;

•	all tax records and returns cover any period or portion thereof ending on or prior to the Closing Date;

•	all of our and our affiliates’ personnel records relating to employees that are not being transferred to Microsoft International;

•	certain scheduled contracts;

•	any assets and claims arising out of the Retained Liabilities (as defined below);

•	all causes of action, claims and rights of offset or counterclaim not included in the Purchased Assets;

•	all of our books and records and other documents related to the Sale of the D&S Business, including confidentiality agreements with other parties;

•	all interest in the share capital of certain scheduled entities and assets;

•	subject to the Trademark License Agreement, all interest in certain scheduled internet domain names;

•	all refunds and credits of taxes and tax deposits to the extent due to Nokia or any of its affiliates pursuant to the Purchase Agreement;

•	certain scheduled assets;

•	all business materials other than those included in the Purchased Assets;

•	all intellectual property licenses, other than those assigned to Microsoft International pursuant to the Purchase Agreement; and

•	all recoveries to the extent resulting from actions, the liabilities in respect of which constitute Retained Liabilities.

Liabilities to Be Assumed

In connection with the purchase of the assets, Microsoft International will assume all liabilities solely to the extent primarily relating to the ownership, use or operation of the Purchased Assets or primarily relating to, or primarily used in the D&S Business, whether arising prior to or after the Closing, but excluding the Retained Liabilities (the “Assumed Liabilities”), including:

•	all actions and claims to the extent resulting from the conduct of the D&S Business or the Purchased Assets, including infringement or misappropriation claims;

•

to the extent primarily related to the D&S Business, all liabilities, including actions and claims arising from the design, construction, testing, marketing, service, operation or sale of the products and services of the D&S Business, including indemnification or warranty obligations;

•

obligations and liabilities under assigned real property leases, assigned equipment leases and assumed contracts and all purchase orders in respect thereof included in the Purchased Assets and to the extent conveyed to Microsoft International;

•

all accounts payable, other accrued expenses or payment obligations of the D&S Business, including certain ordinary course intercompany payables, and all liabilities to suppliers for products and services primarily related to the D&S Business;

•	all liabilities under contracts assigned to Microsoft International at or subsequent to the Closing;

•	certain scheduled liabilities;

•

all liabilities under any environmental law arising out of the Purchased Assets, the D&S Business, any Asset Selling Entity or its predecessors (in each case to the extent related to the Purchased Assets or primarily related to the D&S Business) or any property or assets now owned, leased or operated by any Asset Selling Entity (to the extent primarily relating to, or used for, the Purchased Assets or the D&S Business, but excluding liabilities arising from off-site disposal of waste on or before closing or that arise out of real property or assets previously owned, leased or operated by Nokia or any Asset Selling Entity);

•	transferred employee benefit plans with respect to employees transferring to Microsoft International or an affiliate thereof at Closing and former employees of the D&S Business;

•	all liabilities with respect to employees transferring to Microsoft International or an affiliate thereof at Closing and former employees of the D&S Business;

•

50% of any liabilities with respect to severance pay with respect to employees transferring to Microsoft International or an affiliate thereof at Closing who have a statutory right to severance pay solely as a result of the Sale of the D&S Business but who continue employment with Microsoft International or one of its affiliates immediately following the Closing; and

•	certain liabilities with respect to taxes, which are described in more detail in the “The Purchase Agreement—Indemnification—Tax Indemnification” below.

Liabilities to Be Retained

We will retain all liabilities to the extent not arising out of, in respect of or relating to the D&S Business or the Purchased Assets (the “Retained Liabilities”) or to the extent set forth in the Purchase Agreement, including the following:

•	all liabilities for which Nokia or any Asset Selling Entity expressly has responsibility pursuant to the Purchase Agreement;

•	all liabilities related to Excluded Assets or not primarily related to the D&S Business or the Purchased Assets;

•	intercompany liabilities of us and the Asset Selling Entities, other than those related to the intercompany receivables included in the Purchased Assets;

•	all of our costs and expenses associated with the Purchase Agreement and the Sale of the D&S Business;

•	all obligations of us or any Asset Selling Entity to pay any indebtedness incurred prior to the Closing or relating to foreign exchange, hedging, derivative or similar arrangements;

•

all liabilities with respect to transferred employee benefit plans other than with respect to employees transferring to Microsoft or an affiliate thereof at Closing and former employees of the D&S Business;

•	all liabilities with respect to our employees and our affiliates’ employees, other than the transferred employees and former employees of the D&S Business;

•	all tax liabilities not assumed by Microsoft International;

•	all payables related to value-added taxes or similar taxes of us and our subsidiaries (other than the Transferred Subsidiaries);

•

all liabilities for any action or proceeding (i) involving Nokia or any of its directors or officers relating to the Purchase Agreement or the Sale of the D&S Business or (ii) set forth on a schedule to the Purchase Agreement;

•	all liabilities arising from or relating to any discontinued operations;

•	all liabilities arising from Nokia’s or its subsidiaries’ use or distribution prior to the Closing Date of software that is subject to an “open source” license;

•	all liabilities related to confidentiality agreements entered into in connection with the Sale of the D&S Business;

•

50% of any liabilities with respect to severance pay with respect to employees transferring to Microsoft International or an affiliate thereof at Closing who have a statutory right to severance pay solely as a result of the Sale of the D&S Business but who continue employment with Microsoft International or one of its affiliates immediately following the Closing;

•	any liabilities or obligations, including any warranty or similar obligations to the extent relating to or arising out of sales to customers or other third parties in Iran, Cuba, Sudan and Syria;

•	certain scheduled liabilities; and

•	liabilities with respect to the pension plan arrangements associated with Nokia Unterstutzungsgesellschaft GmbH.

Non-Assignable Assets

Purchased Assets which are by their terms non-assignable without the consent of a third party will not be transferred to Microsoft International at Closing. We are required to use our reasonable best efforts to cooperate with Microsoft for up to two years following the Closing Date in endeavoring to obtain promptly such consents and to obtain for Microsoft a lawful and reasonable substitute arrangement with respect to any Purchased Assets not transferred to provide to Microsoft substantially comparable benefits.

Purchase Price

In connection with the Sale of the D&S Business, Nokia will receive cash in the amount of EUR 5.44 billion, EUR 3.79 billion for the Sale of the D&S Business, subject to adjustment as described below in “The Purchase Agreement—Purchase Price Adjustments,” EUR 1.55 billion for Nokia’s grant to Microsoft of a 10-year license under the Patent License Agreement, and, EUR 100 million as consideration for the unilateral right to extend the term of the Patent License Agreement to perpetuity. However, in accordance with the Bond Purchase Agreement, Microsoft International will, simultaneously with the Closing, surrender to us all of the convertible bonds purchased from Nokia and, in lieu of payment of the redemption price for such bonds by us, Microsoft International (or its affiliate) will reduce the amount of cash payable to us at the Closing by the outstanding principal amount and accrued interest of the convertible bonds as of the Closing Date. See the section entitled “The Sale of the D&S Business—Bond Purchase Agreement” on page 28.

Purchase Price Adjustments

The purchase price paid by Microsoft International for the D&S Business shall be adjusted for certain expenses, capital expenditures and activities (the “Adjustment Amount”). Specifically, the Adjustment Amount, which may be positive or negative, is an amount equal to the following:

•	all cash of the D&S Business at Closing minus all indebtedness of the D&S Business at Closing;

reduced by (if the following is a negative number) or increased by (if the following is a positive number):

•	an adjustment for net working capital of the D&S Business outside of a defined band;

and further reduced by (if the following is a negative number) or increased by (if the following is a positive number):

•

50% of the extent by which aggregate cash earnings of the D&S Business (i) exceeds a defined cash earnings target by more than 20% (in which case such excess shall be expressed as a negative number) or (ii) is less than the defined cash earnings target by more than 20% (in which case such shortfall shall be expressed as a positive number), subject to a cap of EUR 100 million per calendar quarter (pro-rated) through the Closing Date;

and further increased by:

•

an amount equal to 70% of the payments and benefits to which Stephen Elop becomes entitled from Nokia as a result of the Closing under the terms of his employment agreement as well as an amount equal to 70% of the value of any lost Nokia tax deduction arising out the imposition of excise taxes on Stephen Elop under Section 280G of the U.S. Internal Revenue Code;

and further reduced by the following to the extent applicable:

•	the fees and expenses payable by any Transferred Subsidiary relating to services provided to us or our affiliates in connection with transactions contemplated by the Purchase Agreement.

At least five business days prior to the Closing, we will deliver to Microsoft International a preliminary determination of the adjustments described above. We will negotiate in good faith with Microsoft International to resolve any disputes and to reach an agreement prior to the Closing Date on the estimated adjustments to the purchase price paid at Closing. Within 75 days after the Closing Date, Microsoft International will deliver to us its determination of the final adjustment amount. We will then have 60 days to object to the calculation of the final adjustment amount. If we determine that there are any discrepancies, we will negotiate in good faith with Microsoft International to resolve them. If we cannot resolve the discrepancies, we will jointly retain an international independent public accounting firm not regularly engaged by us or Microsoft International to make a final determination. Within three days of the adjustment amount being finalized, if the final adjustment amount is less than the estimated adjustment amount, then we will pay Microsoft International the difference and if the final adjustment amount is greater than the estimated adjustment amount, then Microsoft International will pay us the difference.

Closing

The Closing will take place not later than the third business day immediately following the date on which all closing conditions have been satisfied or waived (other than those conditions that by their nature have to be satisfied at the Closing Date, but subject to the satisfaction or waiver of those conditions) or another time as agreed by Nokia and Microsoft International.

Representations and Warranties

Representations and Warranties of Nokia

In the Purchase Agreement, we make a number of representations and warranties to Microsoft International, certain of which are qualified as to materiality. Our representations and warranties are with respect to:

•	organization, existence, good standing (where applicable), qualification and corporate or similar power of us and our affiliates selling assets or equity interests to Microsoft International;

•

the authorization to enter into the Purchase Agreement and related ancillary agreements and to consummate the transactions contemplated thereby, contingent upon approval by our shareholders at the Extraordinary General Meeting, and the due execution and enforceability of the Purchase Agreement and related ancillary agreements;

•	organization, existence, good standing, qualification and power of each Transferred Subsidiary;

•	title to and sufficiency of the assets to be sold;

•	required consents and approvals of governmental authorities;

•	the due authorization and valid issuance of the outstanding equity interests of the Transferred Subsidiaries;

•	the capital structure of the Transferred Subsidiaries;

•	financial statements;

•	disclosure controls over financial reporting;

•

the absence of conflicts or violations with respect to organizational documents, material contracts and applicable law in connection with our and our subsidiaries’ performance under the Purchase Agreement;

•	legal proceedings;

•	real property;

•	taxes;

•	operation in the ordinary course and absence of Material Adverse Effect since December 31, 2012;

•	material contracts;

•	assignability of certain of Nokia’s license rights;

•	employee benefit matters;

•	labor and employee matters;

•	required permits;

•	compliance with applicable laws;

•	intellectual property;

•	no brokers’ and finders’ fees other than the fees that will be paid to J.P. Morgan;

•	compliance with environmental laws;

•	customers and suppliers;

•	compliance with anti-bribery/U.S. Office of Foreign Assets Control laws;

•	shareholder vote required;

•	product liability; and

•	completion of Nokia’s internal reorganization to facilitate the Sale of the D&S Business.

As used in the Purchase Agreement, “Material Adverse Effect” means any event, condition, change, occurrence or effect that, individually or in the aggregate with other events, conditions, changes, occurrences or effects has had, or would reasonably be expected to have, a material adverse effect on the business, results of operations, financial condition, assets or liabilities of the D&S Business, the Transferred Subsidiaries and/or the Purchased Assets, taken as a whole, other than any change or event to the extent resulting from:

•	any change in general economic, political or regulatory conditions in any of the geographical areas in which we or our affiliates operate the D&S Business;

•

any change in the financial, banking, currency or capital markets in general (whether in Finland, the United States or any other country or in any international market), including changes in interest rates;

•	any change in conditions generally affecting businesses in the same or similar industries as the D&S Business;

•

acts of God, natural disasters, national or international political or social conditions, including the engagement in hostilities, whether commenced before or after the date hereof, and whether or not pursuant to the declaration of a national emergency or war (including any escalation or worsening of war), or the occurrence of any military or terrorist attack;

•

any action taken by Microsoft International or any of its affiliates (other than the entry into the Purchase Agreement or the ancillary agreements thereto or the consummation of the transactions contemplated thereby);

•

the public announcement of Microsoft International or its affiliates as the prospective acquirer of the D&S Business, or any public communication by or on behalf of Microsoft International regarding Microsoft International’s plans or intentions with respect to the D&S Business (including the impact of any such announcements or communications on relationships with customers, suppliers, employees or regulators);

•

any changes in IFRS (or other applicable accounting regulations) or accounting principles (or interpretations thereof) or any changes in applicable laws or the interpretation thereof, in each case, generally applicable to businesses in the same or similar industries as the D&S Business;

•	any action taken, or failure to take action, to which Microsoft International has consented in advance in writing; or

•

any failure by Nokia, with regard to the D&S Business, to meet internal or other estimates or financial projections or changes in credit ratings (but not the events, conditions, facts, changes, occurrences or effects underlying any such failure unless they fall within some other exception herein);

provided, however, that the exceptions in clauses (i) through (iv) and (vii) shall not apply if such events, conditions, facts, changes, occurrences or effects have a disproportionate effect on the D&S Business relative to businesses in the same or similar industries as the D&S Business.

Representations and Warranties of Microsoft International

In the Purchase Agreement, Microsoft International makes a number of representations and warranties to us, certain of which are qualified as to materiality. Microsoft International’s representations and warranties are with respect to:

•	organization, existence and good standing of Microsoft International;

•	the authorization to enter into the Purchase Agreement and to consummate the transactions contemplated thereby, and the due execution and enforceability of the Purchase Agreement;

•	required consents and approvals of governmental authorities;

•

the absence of conflicts or violations with respect to organizational documents, contracts to which Microsoft International is a party and applicable law in connection with Microsoft International’s performance under the Purchase Agreement and related agreements;

•	legal proceedings;

•	availability of funds to enable Microsoft International to consummate the transactions contemplated by the Purchase Agreement;

•	no brokers’ and finders’ fees; and

•	no vote required by Microsoft International or its affiliates’ shareholders.

Covenants

Conduct of Business

Under the Purchase Agreement, we make a number of covenants concerning the operation of the D&S Business between September 2, 2013 and the Closing or earlier termination of the Purchase Agreement (except as required by law, disclosed on a schedule to the Purchase Agreement, contemplated by the Purchase Agreement, or consented to in writing by Microsoft International, such consent not to be unreasonably withheld, conditioned or delayed) including the following:

•	to conduct the D&S Business in the ordinary course of business consistent with past practices;

•	to use commercially reasonable efforts consistent with past practices to preserve substantially intact the D&S Business, and to keep the Purchased Assets in good repair in the manner currently kept;

•

to use commercially reasonable efforts to preserve the good relations of the suppliers, customers and other persons with whom the D&S Business has business relations, and to keep available in all material respects the services of the present officers, employees, contractors and agents of the D&S Business as presently conducted;

•	not to amend the charter or organizational documents of any Transferred Subsidiary;

•	not to create any new subsidiary with regard to the D&S Business;

•	not to issue, sell, grant or encumber any shares of or other equity interests in a Transferred Subsidiary;

•

not to split, combine or reclassify its outstanding equity interests in the Transferred Subsidiaries, or redeem, repurchase or acquire equity interests in the Transferred Subsidiaries or any securities convertible into or exchangeable or exercisable for any equity interest in a Transferred Subsidiary;

•	not to make, declare or pay any dividend or other distributions, with respect to the equity interests in any of the Transferred Subsidiaries, with limited exceptions;

•	with regard to a Transferred Subsidiary, not to issue any note, bond or debt security, or create, incur, assume or guarantee any indebtedness;

•

not to enter into any material intercompany contract or materially amend any intercompany contract, other than terminating existing contracts between us or our affiliates and any Transferred Subsidiary;

•

with limited exceptions in the ordinary course of business consistent with past practice, not to sell, transfer, assign, lease, license, expire or otherwise encumber or dispose of any of the properties, rights or assets (excluding intellectual property) of a Transferred Subsidiary or constituting a Purchased Asset;

•

not to encumber, sell, assign, license, transfer, allow to lapse or expire, pledge, abandon, discontinue, fail to maintain or otherwise dispose of any intellectual property to be transferred to Microsoft International, other than non-exclusive licenses in the ordinary course of business consistent with past practice;

•

not to allow any third party to access or possess any material software source code that is owned by the Transferred Subsidiaries or included in the Purchased Assets, except in the ordinary course of business consistent with past practice and subject to reasonable and customary confidentiality agreements;

•

not to sell, assign or exclusively license any intellectual property to be retained by Nokia (other than patents), except for any sale, assignment, or exclusive license in which the buyer, assignee, or exclusive licensee expressly assumes all of Nokia and its affiliates’ obligations under the applicable ancillary agreements to the Purchase Agreement;

•

except in the ordinary course of business consistent with past practice, not to enter into, modify, amend, or terminate any material contract, or cancel or settle any material claim, or waive or release any material right under any material contract or the D&S Business;

•

with limited exceptions or in the ordinary course of business, not to enter into any negotiation in respect of, enter into, amend, or terminate any collective bargaining agreement covering employees of the D&S Business or adopt, enter into, amend or terminate any employee benefit plan of the D&S Business, or grant any increase in the compensation or benefits of, any employee of the D&S Business, or make any change in the compensation or severance benefits payable or to become payable to any such employee or grant any new stock options, restricted shares or performance shares to such employees;

•	except in the ordinary course of business, not to make any change in the key management structure of the D&S Business;

•

solely with respect to the D&S Business, not to acquire or agree to acquire any business or corporation, division thereof or all or substantially all of the assets thereof, other than in the ordinary course of business consistent with past practice;

•	not to make, incur or authorize any individual capital expenditures or commitment for capital expenditures that would exceed Nokia’s total capital expenditure budget for the D&S Business;

•	not to make any change to our accounting principles or practices, except as may be required by IFRS or other applicable accounting principles;

•

not to (i) make or revoke any tax election, settle any material claim or surrender any right to claim a refund for material taxes, (ii) enter into any written agreement with a governmental authority with respect to taxes or (iii) consent to any extension or waiver of the limitations period applicable to any claim for material taxes, in each case with respect to any Transferred Subsidiary;

•	not to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	fail to keep current, apply for or renew any material permits necessary for the operation of the D&S Business;

•	not to settle or compromise any material action affecting the D&S Business or the Purchased Assets or the Transferred Subsidiaries;

•	initiate any legal action against a customer, supplier or vendor of the D&S Business in excess of EUR 25,000,000 or seek an equitable remedy, except in connection with Nokia’s retained businesses;

•

with respect to the D&S Business, not to make any loans, advances or investments in any person, or agree to guarantee any loans or advances to any person, except for extension of credit to customers in the ordinary course of business consistent with past practice;

•

not to materially accelerate or alter the practices and policies relating to the rate of collection of accounts receivable or payment of accounts payable, or fail to timely pay any liabilities when due and payable accounts payable, except liabilities being contested in good faith by a Transferred Subsidiary; and

•	not to authorize, commit or agree to take any action prohibited by the foregoing.

Access

We agree to provide Microsoft International reasonable access to each Transferred Subsidiary’s properties, offices, and other facilities, books and records, and agree to furnish Microsoft International with such financial, operating and other data as Microsoft International may reasonably request. The parties agree to retain for a period of six years the books and records relating to the D&S Business relating to periods prior to the Closing of the transaction and agree to afford each other reasonable access during normal business hours, to such books and records.

Appropriate Actions; Regulatory Approvals

Each party agrees to use its respective reasonable best efforts to take all actions and to do all things necessary to consummate the transactions contemplated by the Purchase Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and to obtain all consents and authorizations. Each party agrees to cooperate to obtain all required statutory approvals from the relevant antitrust or competition agency for the following jurisdictions: Brazil, Canada, China, the European Community, India, Israel, Mexico, Russia, Serbia, South Africa, Turkey, Ukraine and the United States, and, to the extent required, from the relevant antitrust or competition agency for the following jurisdictions: Kazakhstan, Macedonia, Montenegro, Pakistan and Taiwan, and to use reasonable best efforts to avoid or eliminate every impediment under antitrust laws that may be asserted by any governmental authority; provided that neither us, nor Microsoft International shall be required to divest or restrict any of our respective businesses and Microsoft International will not be required to divest or restrict the D&S Business if such action would have a Material Adverse Effect on the D&S Business. In addition, to the extent required, we will seek approval of the Sale of the D&S Business pursuant to the Purchase Agreement under the Act on the Monitoring of Foreign Corporate Acquisitions in Finland.

Non-Solicitation; No-Hire

Microsoft International has agreed on behalf of itself and its affiliates for a period of one year from the Closing not to, directly or indirectly, solicit for employment or employ our employees that remain with us or our affiliates post-Closing, provided that this restriction will not apply to solicitation or hiring of any employee who (i) initially and entirely independently contacted Microsoft International or any of its affiliates on his or her own initiative or in response to a general solicitation not targeted specifically at such employee, us or any of our affiliates; or (ii) was terminated by us or our affiliate or terminated their employment with us or our affiliate with “good reason” at least six months prior to such solicitation or hiring.

Nokia has acknowledged on behalf of itself and its affiliates for a period of one year from the Closing not to, directly or indirectly, solicit for employment or employ Microsoft International employees, provided that this restriction will not apply to solicitation or hiring of any employee who (i) initially and entirely independently contacted Nokia or any of our affiliates on his or her own initiative or in response to a general solicitation not targeted specifically at such employee, Microsoft International or any of its affiliates; or (ii) was terminated by Microsoft International or its affiliate or terminated their employment with Microsoft International or its affiliate with “good reason” at least six months prior to such solicitation or hiring.

Employment Matters

Microsoft International or an affiliate of Microsoft International will make an employment offer to certain scheduled employees, employees who immediately prior to the Closing were performing services primarily for the D&S Business, and employees who were offered employment to work exclusively in the D&S Business but who had not yet commenced employment. All such employees who accept such offer of employment and commence employment with Microsoft International or an affiliate at the Closing, along with employees who transfer automatically by virtue of law and employees of a Transferred Subsidiary who are performing services primarily for the D&S Business, are collectively referred to as “Transferred Employees.”

Subject to requirements under any applicable law or any collective bargaining agreement, for one year following the Closing Date, Microsoft International or an affiliate of Microsoft International shall provide each Transferred Employee who continues to be employed with Microsoft International or an affiliate with compensation and employee benefits no less favorable in the aggregate than the compensation and employee benefits being provided by Nokia and its affiliates to such Transferred Employee as of the Closing Date.

For one year after the Closing Date, Microsoft International will provide to each employee who is involuntarily terminated without cause or who terminates his or her employment for good reason (such as reduction in such employee’s wage rates or a significant relocation of such employee) severance benefits that would have been due under a severance plan of Nokia in effect as of the date of the Purchase Agreement, subject to off-set for statutory severance or severance provided under an arrangement by Microsoft International or an affiliate.

Each unvested Nokia stock option held by Transferred Employees (other than a U.S. taxpayer) at the Closing that has an exercise price less than Nokia’s trading price on the trading day immediately preceding the Closing Date, will be cancelled and replaced by Microsoft with a Microsoft Restricted Stock Unit having substantially similar vesting terms, with the number of Microsoft Restricted Stock Units determined pursuant to the terms set forth in the Purchase Agreement. Each unvested Nokia stock option held by Transferred Employees who are U.S. taxpayers at the Closing that has an exercise price less than Nokia’s trading price on the trading day immediately preceding the Closing Date, will be cancelled in exchange for a cash payment determined pursuant to the terms of the Purchase Agreement.

Each unvested Nokia Restricted Stock Unit held by Transferred Employees at the Closing will be cancelled and replaced by Microsoft with a Microsoft Restricted Stock Unit having substantially similar vesting terms, with the number of Microsoft Restricted Stock Units determined pursuant to the terms set forth in the Purchase Agreement.

Each unvested Nokia Performance Share Unit held by Transferred Employees at the Closing will be cancelled and replaced by Microsoft with a Microsoft Restricted Stock Unit having substantially similar vesting terms but solely with respect to time-vesting terms, with the number of Microsoft Restricted Stock Units determined pursuant to the terms set forth in the Purchase Agreement.

Other Covenants

The Purchase Agreement contains other covenants, including the following:

•

to use our reasonable best efforts to convene the Extraordinary General Meeting for our shareholders to consider and vote upon the confirmation and approval of the Sale of the D&S Business on or prior to November 19, 2013, and in any event on or prior to November 30, 2013;

•

the parties agree to cooperate with each other prior to any public disclosure or public announcement of the Purchase Agreement or the transactions contemplated therein and the parties shall not make any public release or announcement concerning the status of the transactions contemplated by the Purchase Agreement without the other party’s prior consent;

•	Microsoft International will use its reasonable best efforts to replace or release each scheduled guarantee or surety bond issued by us or our affiliates on behalf of any Transferred Subsidiary;

•	to terminate all contracts between a Transferred Subsidiary and us or our affiliates prior to the Closing;

•

from and after the Closing, Microsoft International will have the right and authority to collect for its own account or for the account of its affiliates all accounts receivable included in the D&S Business;

•

we grant Microsoft International a worldwide, perpetual, irrevocable, royalty-free, fully paid-up, non-exclusive license under all copyrights, database rights and trade secrets owned by us as of the Closing to use, copy, create derivative works of, distribute, perform or display any business records and software not transferred to Microsoft International and used in the D&S Business on the Closing Date to use in connection with the D&S Business;

•	we grant Microsoft a limited license to continue to use certain trademarks that are used in the D&S Business but are not being transferred for a 24 month period after Closing;

•	Microsoft International grants Nokia a worldwide, perpetual, irrevocable, royalty-free, fully paid-up, non-exclusive license under all copyrights, database rights and trade secrets included in the Transferred IP to use, copy, create derivative works of, distribute, perform or display any business records and software included in the Transferred IP and used in the business of Nokia and its affiliates (other than the Transferred Subsidiaries) other than the D&S Business;

•

with respect to “open source” software, we and Microsoft International will use reasonable best efforts and cooperate in good faith to agree on the most effective manner to minimize the risks and encumbrances to Microsoft International and its affiliates arising from their use and distribution of “open source” licensed software in connection with the assets to be acquired;

•	to use our reasonable best efforts to consummate the internal reorganization plan contemplated under the Purchase Agreement; and

•	to cause all indebtedness for borrowed money of the Transferred Subsidiaries, if any, to be paid off.

Competing Proposals

We agree that we will not, and will not permit our affiliates or our affiliates’ officers, directors, employees, agents or representatives, to, directly or indirectly, initiate, solicit, discuss, knowingly facilitate or negotiate any inquiries, proposals or offers from, or enter into any agreement with, any person other than Microsoft International or its affiliates relating to any Competing Proposal.

In addition, we agree that we will not:

•	disclose or cause to be disclosed any non-public information or data relating to the D&S Business in connection with a Competing Proposal;

•	approve or recommend, or propose publicly to approve or recommend, any Competing Proposal; or

•

approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, memorandum of understanding or definitive purchase or similar agreement relating to any Competing Proposal.

Notwithstanding the above, at any time prior to obtaining shareholder approval for the Sale of the D&S Business, in response to an unsolicited Competing Proposal, we may contact the person making the Competing Proposal solely to clarify its terms. If Nokia’s Board of Directors determines, in good faith, that the Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal, we may:

•	engage in discussions or negotiations with such person and its representatives regarding such Competing Proposal; and

•

furnish any information with respect to us and our subsidiaries to the person making such Competing Proposal and its representatives pursuant to a customary confidentiality agreement no less favorable to us than the confidentiality agreement between us and Microsoft, dated April 20, 2013; provided, that we must promptly make available to Microsoft International any non-public information concerning us that we provide to the person making such Competing Proposal to the extent that such information was not previously provided or made available to Microsoft International.

Neither Nokia’s Board of Directors nor any committee thereof will take any of the following actions:

•	(i) withdraw or modify or publicly propose to withdraw or modify in a manner adverse to Microsoft, the recommendation to our shareholders of the confirmation and approval by an

Extraordinary General Meeting of the Sale of the D&S Business, (ii) approve or recommend, or publicly propose to approve or recommend, any Competing Proposal, (iii) fail to include the recommendation to our shareholders of the confirmation and approval by an Extraordinary General Meeting of the Sale of the D&S Business in the initial press release announcing the execution of the Purchase Agreement and the transactions contemplated thereby or any materials furnished or mailed to Nokia’s shareholders with respect to the Extraordinary General Meeting, or (iv) fail to recommend against acceptance of a tender or exchange offer that constitutes a Competing Proposal (each such action, an “Adverse Recommendation Change”); or

•	authorize, approve or adopt a letter of intent, memorandum of understanding or definitive purchase or similar agreement relating to any Competing Proposal.

Notwithstanding the foregoing, Nokia’s Board of Directors may, at any time prior to obtaining our shareholders’ approval of the Sale of the D&S Business, in response to an unsolicited Competing Proposal which Nokia’s Board of Directors determines, in good faith, after consultation with its legal counsel and financial advisors, constitutes a Superior Proposal, make an Adverse Recommendation Change, provided that Nokia’s Board of Directors will not be entitled to exercise its right to make an Adverse Recommendation Change unless we have provided to Microsoft International three business days’ prior written notice advising Microsoft International that Nokia’s Board of Directors intends to take such action and specifying the reasons for such action, including the material terms and conditions of any Superior Proposal. During this three business day period, we are required to negotiate in good faith with Microsoft adjustments to the terms and conditions of the Purchase Agreement so that such Competing Proposal no longer constitutes a Superior Proposal. If at the end of such three business day period, such Competing Proposal has not been withdrawn and continues to constitute a Superior Proposal then we may make an Adverse Recommendation Change. Notwithstanding any Adverse Recommendation Change, the Sale of the D&S Business shall be submitted to our shareholders for confirmation and approval at the Extraordinary General Meeting and we are not permitted to terminate the Purchase Agreement solely in order to enter into a Superior Proposal with a third party.

If a third party making a Competing Proposal that is a Superior Proposal amends any material term of any such Superior Proposal, we are required to give Microsoft International a new notice advising of the Superior Proposal and grant an additional two business day notice period during which we are required to negotiate in good faith with Microsoft International adjustments to the terms and conditions of the Purchase Agreement so that such Competing Proposal no longer constitutes a Superior Proposal.

We promptly (and in any event within two business days) will advise Microsoft International of any Competing Proposal we receive, including the identity of the person making any such Competing Proposal and the material terms of any such Competing Proposal. We will keep Microsoft International reasonably informed on a reasonably current basis of the status (including any material change to the terms thereof) of any such Competing Proposal.

As used herein, “Competing Proposal” shall mean any proposal, offer or inquiry made by any person or group of persons (other than Microsoft International or any affiliate thereof) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) control of twenty percent (20%) or more of any class of equity securities of Nokia (by way of merger, stock purchase, asset purchase, license, lease or otherwise) or (ii) all or any material portion of the D&S Business. For the avoidance of doubt, and without limitation, a Competing Proposal does not encompass any actions solely to the extent related to NSN or its Subsidiaries (other than actions related to offers, inquiries, or proposals to acquire control of 20% or more of any equity class of securities of Nokia).

As used herein, “Superior Proposal” shall mean a bona fide, written unsolicited Competing Proposal (with all percentages in the definition of Competing Proposal increased to seventy-five percent (75%)) on terms that Nokia’s Board of Directors determines in good faith (after consultation with its legal counsel and financial advisors) and considering such factors as Nokia’s Board of Directors considers to be appropriate (including regulatory, financing, timing and other relevant factors (including any break-up fees, expense reimbursement provisions and conditions to consummation)), is more favorable to our shareholders from a financial perspective than the transactions contemplated by the Purchase Agreement (including any changes to the terms of the Purchase Agreement committed to by Microsoft International to Nokia in writing in response to such Competing Proposal) and is reasonably capable of being completed on the terms proposed on a timely basis.

Closing Conditions

Microsoft International’s obligation to effect the Closing is subject to the prior satisfaction or waiver of the conditions set forth below:

•

our representations and warranties with respect to due organization of Nokia, authorization of the Sale of the D&S Business, due organization and good standing of the Asset Selling Entities and Equity Selling Entities, capital structure of the Transferred Subsidiaries, absence of a Material Adverse Effect and brokers’ fees, must be true and correct as of September 2, 2013 and as of the Closing Date. The rest of our representations and warranties must be true and correct, disregarding any materiality qualifiers, as of September 2, 2013 (unless an earlier date is specified) and as of the Closing Date, except as would not reasonably be expected to have a Material Adverse Effect;

•	our performance or compliance in all material respects with all obligations and covenants required by the Purchase Agreement to be performed or complied with by us prior to the Closing;

•	our delivery of an officer’s certificate certifying the fulfillment of the conditions specified above;

•	receipt of required regulatory approvals or the expiration or termination of the applicable waiting period for required regulatory approvals;

•

the absence of any statute, rule or regulation enacted by a governmental authority that enjoins or otherwise prohibits the consummation of the contemplated transactions, the absence of any injunction or legal restraint that would prevent consummation of the contemplated transactions, and the absence of any proceeding by a governmental authority that seeks to enjoin or otherwise prohibit the consummation of the contemplated transactions;

•	the delivery of certain documents and agreements contemplated to be delivered pursuant to the Purchase Agreement;

•	the completion in all material respects of our internal reorganization plan to facilitate the Sale of the D&S Business; and

•	confirmation and approval by our shareholders by a majority of the votes cast at the Extraordinary General Meeting of the Sale of the D&S Business.

Our obligation to effect the Closing is subject to the prior satisfaction or waiver of the conditions set forth below:

•

Microsoft International’s representations and warranties must be true and correct, disregarding any materiality qualifiers, as of September 2, 2013 (unless an earlier date is specified) and as of the Closing Date, except as would not materially impair or delay Microsoft International’s ability to consummate the transactions contemplated by the Purchase Agreement;

•

Microsoft International’s performance or compliance in all material respects with all obligations and covenants required by the Purchase Agreement to be performed or complied with by it prior to the Closing;

•	Microsoft International’s delivery of an officer’s certificate certifying the fulfillment of the conditions specified above;

•	receipt of required regulatory approvals or the expiration or termination of the applicable waiting period for required regulatory approvals;

•

the absence of any statute, rule or regulation enacted by a governmental authority that enjoins or otherwise prohibits the consummation of the contemplated transactions, the absence of any injunction or legal restraint that would prevent consummation of the contemplated transactions, and the absence of any proceeding by a governmental authority that seeks to enjoin or otherwise prohibit the consummation of the contemplated transactions; and

•	confirmation and approval by our shareholders by a majority of the votes cast at the Extraordinary General Meeting of the Sale of the D&S Business.

Termination; Termination Fees

Termination

The Purchase Agreement may be terminated at any time prior to Closing (whether before or after shareholder approval) under the following circumstances:

•	by mutual written consent of Nokia and Microsoft International;

•

by Nokia or Microsoft International, if the Closing does not occur by September 3, 2014 (the “Outside Date”), unless the party proposing to terminate the Purchase Agreement is in material breach of any covenant of the Purchase Agreement and that material breach is the cause of, or resulted in, the failure of the Closing to occur by the Outside Date; provided that if all of the conditions to Closing have been satisfied other than the receipt of regulatory approvals, then either Nokia or Microsoft International may extend the Outside Date for an additional 90 days;

•	by Nokia or Microsoft International, if our shareholders do not confirm and approve the Sale of the D&S Business pursuant to the Purchase Agreement;

•

by Nokia or Microsoft International, if any order, injunction or other action permanently enjoining or otherwise prohibiting consummation of the contemplated transactions becomes final and non-appealable, other than as a result of a failure by the party proposing to terminate the Purchase Agreement to perform any of its obligations;

•

by Nokia, upon Microsoft International’s material breach of any representation, warranty, covenant or agreement that is uncured (or is incapable of being cured) for 30 days following Microsoft International’s receipt of notice of such breach;

•

by Microsoft International, upon Nokia’s material breach of any representation, warranty, covenant or agreement that is uncured (or is incapable of being cured) for 30 days following Nokia’s receipt of notice of such breach; or

•	by Microsoft International, if Nokia’s Board of Directors has made an Adverse Recommendation Change.

Effect of Termination

If the Purchase Agreement is terminated, it shall become void with no liability on the part of any party thereto, except (i) for damages or other liability resulting from fraud or any willful breach, (ii) any breach by Microsoft International of its representation with respect to its availability of funds necessary to consummate the transactions contemplated by the Purchase Agreement, (iii) the payment of the termination fees or damages fees, if applicable, as described below and (iv) certain obligations related to confidentiality, which will survive the termination of the Purchase Agreement.

Nokia Termination Fee

If Microsoft International terminates the Purchase Agreement because Nokia’s Board of Directors has made an Adverse Recommendation Change, we have agreed to pay Microsoft International a termination fee equal to EUR 113,700,000 (the “Termination Fee”) within five business days of such termination.

Nokia Damages Fee

We have agreed to pay Microsoft International an amount equal to EUR 37,900,000 (the “Damages Fee”) if the Purchase Agreement is terminated by us or Microsoft International because our shareholders did not confirm and approve the Sale of the D&S Business, within five business days of such termination.

Nokia Post-Termination Fee

If the Purchase Agreement is terminated because our shareholders do not confirm and approve the Sale of the D&S Business, and we have received a publicly announced Competing Proposal that is not withdrawn prior to termination of the Purchase Agreement and within one year of such termination, we enter into a definitive agreement with respect to any Competing Proposal that is later consummated or consummate a transaction with respect to any Competing Proposal, we have agreed to pay Microsoft International an additional amount equal to EUR 113,700,000 less the amount of the Damages Fee if previously paid to Microsoft International or its designee concurrently with the consummation of such transaction with respect to the Competing Proposal.

Microsoft International’s right to receive payment of the Termination Fee or the Damages Fee will be Microsoft International’s exclusive monetary remedy in the circumstances in which the Damages Fee and/or the Termination Fee is payable by us, and receipt of the Damages Fee or Termination Fee is deemed to be compensation for the losses suffered in connection with the termination of the Purchase Agreement under such circumstances.

Microsoft Termination Fee

Microsoft International has agreed to pay us an amount equal to USD 750,000,000 (the “Microsoft Termination Fee”) if the Purchase Agreement is terminated by us or Microsoft International because the Closing has not occurred by the Outside Date and at the time of the termination, each condition to Closing has been satisfied, other than the receipt of regulatory approvals within five business days of such termination. In addition, we will have the right to terminate the Existing Commercial Agreement with Microsoft without any penalty on 60 days’ prior written notice and the lock-up period on the 2018 Bonds, the 2019 Bonds and/or the 2020 Bonds, to the extent outstanding, will terminate on the same day that the termination becomes effective.

Our right to receive the Microsoft Termination Fee pursuant to the Purchase Agreement will be the exclusive remedy of us in the circumstances in which the Microsoft Termination Fee is payable by Microsoft and such receipt shall be deemed to be compensation for the losses suffered in connection with the termination of the Purchase Agreement under such circumstances.

Indemnification

Nokia and Microsoft International’s representations and warranties survive for 18 months after the Closing, with the exception of certain fundamental representations, which survive indefinitely, and certain excluded representations, which do not survive the Closing. Nokia’s indemnification obligations with respect to any claims arising from Excluded Assets and Retained Liabilities survive until the later of (i) five years after the Closing and (ii) the final resolution of any losses with respect thereto.

Nokia and Microsoft International’s indemnification obligations shall be the exclusive remedy available to any party in connection with any losses arising out of or resulting from the Purchase Agreement or the transactions contemplated thereby after the Closing.

In the event that a legal action is commenced against a party seeking indemnification, the party obligated to provide indemnification (the “Indemnifying Party”) is entitled to assume the legal defense of the claim and select counsel with respect to that claim. If an Indemnifying Party assumes the legal defense of such a claim or action, it will have the right to control the defense, negotiation or settlement with respect to such claim or action and the party seeking indemnification must agree to any settlement, compromise or discharge of the claim or action that provides full settlement and complete release of the underlying claim and obligates the Indemnifying Party to pay the full amount of any liability payable as a result.

Nokia’s Indemnification Obligations

From and after the Closing of the transaction, Nokia agrees to indemnify, defend and hold harmless Microsoft International and its affiliates (including, after the Closing, the Transferred Subsidiaries), and their respective officers, directors, shareholders, employees, agents and representatives (collectively, the “Microsoft Indemnified Persons”), from and against any and all liabilities and other damages incurred by Microsoft International or its representatives and arising out of or relating to:

•

any breach of Nokia’s representations or warranties other than representations and warranties regarding the certain specified representations and warranties (the “Excluded Representations”), provided that for any representation or warranty that is limited by “materiality,” the amount of damages will be determined as if such qualifiers were not included in the representation or warranty;

•	the failure of Nokia to perform any of its covenants or other agreements under the Purchase Agreement;

•

any liability of Nokia related to (i) NSN, (ii) HERE, (iii) any assets related to or used in the CTO organization, (iv) the intellectual property rights business, and (v) all intellectual property of Nokia and its affiliates (other than the Transferred Subsidiaries), other than the intellectual property, information technology assets and intellectual property licenses being transferred to Microsoft International under the Purchase Agreement;

•	any out-of-pocket costs to Microsoft International relating to Nokia’s internal reorganization in connection with the Sale of the D&S Business;

•	any liability not primarily related to the D&S Business;

•	any Excluded Asset; and

•	any Retained Liability.

Basket

Except for claims arising as a result of an alleged breach of one of Nokia’s fundamental representations (due organization of Nokia entities, authorization of the transaction by Nokia, due organization and good standing of Transferred Subsidiaries and that the Transferred Subsidiaries and Purchased Assets include all or substantially all of the D&S Business), the Microsoft Indemnified Persons are not entitled to recovery under any indemnification claims with respect to breaches of representations and warranties or with respect to out-of-pocket costs to Microsoft International for Nokia’s internal reorganization unless the aggregate losses underlying such claims exceeds EUR 37,900,000. If this threshold is satisfied, the Microsoft Indemnified Persons are entitled to recover the full amount of such losses.

The Microsoft Indemnified Persons may not recover for indemnifiable losses arising from or relating to Excluded Assets, Retained Liabilities or liabilities not primarily related to the D&S Business, until the total of such losses collectively exceeds EUR 18,950,000. If this threshold is satisfied, the Microsoft Indemnified Persons are entitled to recover the full amount of such losses.

Cap

The Microsoft Indemnified Persons may not recover more than EUR 284,250,000 with respect to indemnifiable losses arising from a breach of Nokia’s representations and warranties, except for a claim arising as a result of an alleged breach of one of Nokia’s fundamental representations or with respect to out-of-pocket costs to Microsoft International for Nokia’s internal reorganization. In addition, the Microsoft Indemnified Persons may not recover more than EUR 284,250,000 with respect to indemnifiable losses arising from or relating to Excluded Assets, Retained Liabilities and liabilities that are not primarily related to the D&S Business.

De Minimis Threshold

The Microsoft Indemnified Persons are not entitled to recover any amount for any loss or losses as a result of an alleged breach of one of Nokia’s representations (other than a fundamental representation) or with respect to out-of-pocket costs to Microsoft International for Nokia’s internal reorganization, that is or are less than EUR 200,000.

Microsoft International’s Indemnification Obligations

From and after the Closing, Microsoft International agrees to indemnify, defend and hold harmless Nokia and its affiliates and their respective directors, officers, shareholders, employees, agents and representatives (the “Nokia Indemnified Persons”), from and against any and all liabilities and damage incurred by Nokia or its representatives arising out of, relating to, or resulting from:

•	a breach of Microsoft International’s representations and warranties;

•	Microsoft International’s failure to perform any of its covenants or other agreements under the Purchase Agreement;

•	any Purchased Asset; and

•	any Assumed Liability.

Tax Indemnification

Nokia agrees to indemnify, defend and hold harmless the Microsoft Indemnified Persons from and against any and all liabilities and other damages incurred by Microsoft International or its representatives and arising out of or relating to certain tax liabilities, in each case except to the extent included in the calculation of net working capital, including:

•

any tax liabilities of the Transferred Subsidiaries, the D&S Business or Purchased Assets attributable to tax periods ending on or prior to the Closing Date or the pre-Closing portion of any taxable period that includes the Closing Date, or any taxes (other than transfer taxes) resulting from the sale of the foregoing;

•

taxes imposed on any Transferred Subsidiary as a result of its inclusion in a consolidated, combined, affiliated or similar group or as a result of a contractual arrangement, in either case as in existence on or prior to the Closing Date;

•	Nokia’s share of any transfer taxes; and

•	taxes imposed with respect to any asset not being acquired by Microsoft International.

Nokia’s tax indemnification obligation is not subject to the limitations described above (basket, cap, de minimis threshold) and generally survives until 30 days after the expiration of the relevant statute of limitations.

Microsoft International agrees to indemnify, defend and hold harmless the Nokia Indemnified Persons from and against any and all liabilities and other damages incurred by Microsoft International or its representatives and arising out of or relating to certain tax liabilities, including:

•

any tax liabilities of the Transferred Subsidiaries, the D&S Business or the assets to be acquired by Microsoft International attributable to any post-Closing tax periods or the portion of any straddle period beginning after the Closing Date resulting from the sale of the foregoing; and

•	Microsoft International’s share of any transfer taxes.

Microsoft International agrees to generally reimburse Nokia for any tax credits or tax refunds attributable to pre-Closing tax periods for which Nokia is providing an indemnity, subject to certain limitations.

Amendment; Waiver

The Purchase Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by us and Microsoft International. Except as otherwise provided in the Purchase Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition in the Purchase Agreement may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Governing Law; Jurisdiction

The Purchase Agreement is governed by and will be construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within the State of New York. With respect to any action or proceeding resulting from, relating to or arising out of the Agreement, the parties have irrevocably and unconditionally submitted to the jurisdiction of the United States District Court for the Southern District of New York, or if such court will not accept jurisdiction, any court of competent civil jurisdiction sitting within the Southern District of New York.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF THE COMPANY

On September 13, 2013, the members of Nokia’s Board of Directors held in the aggregate 1,589,198 shares and ADSs in Nokia, which represented 0.04% of our outstanding shares and total voting rights excluding shares held by Nokia Group at that date.

The following table sets forth the number of shares and ADSs held by the members of the Board of Directors as of September 13, 2013.

Name	Shares(1)	ADSs(1)
Risto Siilasmaa	732,592	—
Jouko Karvinen	34,279	—
Bruce Brown	—	42,850
Elizabeth Doherty	—	—
Henning Kagermann	187,977	—
Helge Lund	46,596	—
Mårten Mickos	88,350	—
Elizabeth Nelson	—	56,554
Kari Stadigh	400,000	—

(1)	The number of shares or ADSs includes not only shares or ADSs received as director compensation, but also shares or ADSs acquired by any other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included.

Share Ownership of the Nokia Leadership Team

On September 13, 2013, the members of the Nokia Leadership Team held in the aggregate 1,117,548 shares and ADSs in Nokia, which represented 0.03% of our outstanding shares and total voting rights excluding shares held by Nokia Group at that date.

The following table sets forth the number of shares and ADSs in Nokia held by members of the Nokia Leadership Team as of September 13, 2013.

Name	Shares(1)	ADSs(1)
Timo Ihamuotila	99,990	—
Marko Ahtisaari(2)	13,336	—
Stephen Elop	—	425,000
Michael Halbherr	210,823	—
Jo Harlow	25,830	25,000
Louise Pentland	48,010	—
Juha Putkiranta	45,640	—
Henry Tirri	23,330	—
Timo Toikkanen	11,897	—
Chris Weber	65	5,460
Juha Äkräs	42,794	—
Kai Öistämö	140,373	—

1)	The number of shares or ADSs includes not only shares or ADSs received as compensation from Nokia, but also shares or ADSs acquired by any other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included.
2)	Mr. Ahtisaari will step down from the Nokia Leadership Team and his position as Executive Vice President, Design, effective as of November 1, 2013.

Major Shareholders

Under the Finnish Securities Markets Act, shareholders of listed companies have an obligation to notify both the Finnish Financial Supervisory Authority and the listed company of certain changes in their holdings and voting rights. Listed companies have an obligation to publicly disclose the shareholder’s notification. The disclosure obligation is not limited to actual shareholdings, but covers agreements or other arrangements, the conclusion of which would cause the proportion of voting rights or share capital to reach, exceed or fall below the disclosure thresholds.

Under the provisions of the Finnish Securities Markets Act, changes in holdings must be disclosed when the holding reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 50 or 90% or two thirds of the voting rights or the numbers of shares of the company. Notifications of changes in holdings or voting rights must be made without undue delay.

In accordance with the above, we have currently one shareholder, Dodge & Cox Incorporated, who has notified us that its shareholding in Nokia Corporation has exceeded 5%.

We additionally receive certain notifications in line with U.S. disclosure rules, and as such based on information known to us through our SEC filings, as of December 31, 2012, Dodge & Cox Incorporated beneficially owned 241,074,318 Nokia shares or ADRs combined, and Capital Research and Management Company beneficially owned 82,612,674 Nokia shares or ADRs combined, which at that time corresponded to approximately 6.4% and 2.2% of the share capital of Nokia, respectively.

In addition, in connection with our and Microsoft International’s entry into the Bond Purchase Agreement, Microsoft International notified us on September 6, 2013 after we had made our election to issue all three Series of Bonds that, should the Sale of the D&S Business not be completed and assuming that Microsoft International retains ownership of all the bonds and converts all the Bonds into shares in Nokia at their respective initial conversion prices, Microsoft International would hold 367,524,324 Nokia shares and voting rights, representing 8.9% of Nokia’s total issued shares and voting rights (calculated assuming the number of Nokia’s total issued shares remains unchanged as of today’s date and taking into account the conversion of all bonds into shares). If the bonds are converted into Nokia shares, Microsoft International has committed to vote in accordance with the recommendations of Nokia’s board of directors, except when it would be deemed to be acting in concert with Nokia pursuant to the Finnish Securities Markets Act.

As far as we know, Nokia is not directly or indirectly owned or controlled by any other corporation or any government, and there are no arrangements that may result in a change of control of Nokia.

OTHER SHAREHOLDER PROPOSALS

Under the Finnish Companies Act, a shareholder shall have the right to have a matter falling within the competence of the Extraordinary General Meeting considered at the Extraordinary General Meeting. In order to have a shareholder’s proposal considered at the Extraordinary General Meeting, such shareholder must make a demand in writing to Nokia’s Board of Directors well in advance of the Extraordinary General Meeting, so that the matter can be included in the Notice of the Extraordinary General Meeting. In a listed company, the shareholder’s demand shall always be deemed to be on time, if the Board of Directors has received the shareholder’s demand no later than four weeks before the delivery of the Notice to convene the Extraordinary General Meeting.

WHERE YOU CAN FIND MORE INFORMATION

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the New York Stock Exchange require us to file these proxy materials or any proxy solicitation materials accompanying these proxy materials on Schedule 14A or 14C in connection with the Extraordinary General Meeting. The Company is soliciting proxies in connection with the Extraordinary General Meeting in accordance with applicable rules and regulations of Finland.

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers and we file our annual, quarterly and special reports, proxy materials and other information with the SEC. You may read and copy these reports, proxy materials and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investors & Financials” section of our website at www.nokia.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of these proxy materials, and therefore is not incorporated by reference.

Statements contained in these proxy materials regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto, to the extent applicable. The SEC allows us to “incorporate by reference” information into these proxy materials. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of these proxy materials. These proxy materials and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in these proxy materials. The Company’s annual report on Form 20-F filed with the SEC on March 7, 2013 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to, or filed with, the SEC on July 18, 2013, September 3, 2013 and September 6, 2013, are incorporated herein by reference.

We undertake to provide without charge to each person to whom a copy of these proxy materials has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into these proxy materials, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that these proxy materials incorporate.

THESE PROXY MATERIALS DO NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THESE PROXY MATERIALS TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THESE PROXY MATERIALS.

THESE PROXY MATERIALS ARE DATED SEPTEMBER 18, 2013. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THESE PROXY MATERIALS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THESE PROXY MATERIALS TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A: Opinion of J.P. Morgan Limited

September 2, 2013

The Board of Directors

Nokia Corporation

Keilalahdentie 4

P.O. Box 226

FI-00045 Nokia Group Finland

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Nokia Corporation (the “Company”) of the consideration to be paid to the Company in the Transaction (as defined below) with Microsoft Corporation (the “Acquiror”) relating to the Company’s Devices and Services business (“D&S”) (the “Business”).

Pursuant to the term sheet, dated as of July 24th, 2013 (the “Term Sheet”), and the final Sale and Purchase Agreement, dated as of September 3rd, 2013 (the “SPA”) (together, the “Agreements”), among the Company and the Acquiror, the following will occur:

1.	the Acquiror will acquire the Business as defined and set out in the SPA (the “Transaction”);

2.	the Transaction will be cash free/debt free, with adjustments as defined and set out in the Agreements;

3.	the Acquiror will pay to the Company cash consideration of an aggregate amount equal to €5.44bn (the “Consideration”) upon closing of the Transaction. According to the SPA, the Consideration consists of the sum of an amount equal to €3.79bn to be paid to acquire the D&S assets and an amount equal to €1.65bn to be paid to acquire the IP license required to run current D&S operations;

4.	Additionally, the Acquiror will become a strategic licensee of the HERE platform, and will separately pay the Company for a four year license.

This opinion only addresses the fairness of the Consideration to be paid to the Company in the Transaction and does not address any other payments or obligations of the Acquiror in relation to the Transaction, including for the avoidance of any doubt, any amounts payable to the Company in relation to the licensing agreements for HERE location services.

Furthermore, the Consideration will be subject to adjustments as set forth in the SPA (the “Adjustments”). We have reviewed and taken into account the aforementioned Adjustments which consist of: the Net Cash Adjustment, the Net Working Capital Adjustment and the Cash Earnings Adjustment, details of which are more fully set out in the SPA. The Agreements also provide for the provision of financing by the Acquiror to the Company of an amount of up to €1.5bn, and furthermore that such amount may be set off against the Consideration according to the SPA.

Please be advised that while certain provisions of the Transaction are summarized above, the terms of the Transaction are more fully described in the Agreements. As a result, the description of the Transaction and certain other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the Agreements. In the event of any difference between the Term Sheet and the SPA, we have assumed that the SPA has prevailed.

In arriving at our opinion, we have (i) reviewed the Term Sheet and the SPA; (ii) reviewed the Company’s July 2012 and May 2013 long range business plans for the Business as split out by division for 2013 to 2016, (such plans having been approved by the Board of Directors of the Company in July 2012 and May 2013 respectively); (iii) reviewed additional strategic and financial information and updates in relation to the Business and such long range business plans as provided to us by the Company and the Business, and specifically an updated long range business plan for the Business dated July 2013 which has been reviewed and acknowledged by the Board of Directors of the Company and which included projections which were considered by the management of the Company to better reflect the current operational and financial performance trajectory of the Business; (iv) reviewed certain publicly available business and financial information concerning the Company and the Business (including equity research analysts reports and related public valuation estimates in relation to the Company), the industries in which they operate and certain other companies engaged in businesses comparable to them; (v) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (vi) compared the financial and operating performance of the Company and the Business with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company and certain publicly traded securities of such other companies; (vii) reviewed certain internal, unaudited financial analyses, projections, assumptions and forecasts prepared by or at the direction of the management of the Company and the Business relating to the Company and the Business; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Business with respect to certain aspects of the Transaction, and the past and current business operations of the Business, the financial condition and future prospects and operations of the Company and the Business, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Business or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, the Acquiror or the Business under any laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses, projections, assumptions and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company and the Business as to the expected future results of operations and financial condition of the company or business to which such analyses, projections, assumptions and forecasts relate. We express no view as to such analyses, projections or forecasts or the assumptions on which they were based and the Company has confirmed that we may rely upon such analyses, projections, assumptions and forecasts in the delivery of this opinion, including for the avoidance of any doubt, the updated long range business plan for the Business dated July 2013. We have also assumed that the Transaction and the other transactions contemplated by the Agreements will have the tax consequences described in discussions with, and materials furnished to us by, representatives and advisors of the Company, and will be consummated as described in the Agreements and that the definitive agreements will not differ in any material respects from the SPA thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreements (and subsequent definitive agreements) and the related agreements are and will be true and correct in all respects material to our analysis and that the Adjustments will not result in any adjustment to the Consideration that is material to our analysis or the Transaction. We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues.

We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, the Acquiror, the Business or on the contemplated benefits of the Transaction. In giving our opinion, we have relied on the Company’s commercial assessments of the Transaction. The decision as to whether or not the Company enters into the Transaction (and the terms on which it does so) is one that can only be taken by the Company.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the Company in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration paid in connection therewith by, the holders of any class of securities, creditors or other constituencies of the Company or the Business or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the Company in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which any securities of the Company will trade at any future time. As a result, other factors after the date hereof may affect the value of the Company or the Business (and its business, assets or properties) after consummation of the Transaction, including but not limited to (i) the total or partial disposition of the share capital of the Company by shareholders of the Company within a short period of time after the effective date of the Transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Company or the Business, (v) any necessary actions by or restrictions of governmental agencies or regulatory authorities, and (vi) timely execution of all necessary agreements to complete the Transaction on terms and conditions that are acceptable to all parties at interest. No opinion is expressed as to whether any alternative transaction might be more beneficial to the Company.

We note that we were not asked to and did not solicit any formal expressions of interest from any other parties with respect to the sale of all or any part of the Company or the Business or any other alternative transaction, with the exception of Nokia Siemens Networks.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror for which we and such affiliates have received customary compensation. Such services during such period have included acting as sole financial advisor to the Company in the acquisition of Siemens AG’s 50% shareholding in Nokia Siemens Networks in August 2013 and sole provider of acquisition financing to the Company in relation to such acquisition, and joint global coordinator and joint bookrunner in Nokia Siemens Networks debut high yield bond in March 2013. Furthermore, we have acted as a bookrunner to the Acquiror in three high grade bond offerings in December 2012. In addition, our banking affiliates act as agent bank and lender under outstanding credit facilities of the Company and the Acquiror (and their respective subsidiaries and affiliates), for which they receive customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the Company in the proposed Transaction is fair, from a financial point of view, to the Company.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company in relation to the Transaction but may not otherwise be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.

Very truly yours,

J.P. MORGAN LIMITED

By:	/s/ J.P. Morgan Limited

Annex B: Nokia Group Unaudited Pro Forma Financial Information

NOKIA GROUP UNAUDITED PRO FORMA FINANCIAL INFORMATION

Basis of compilation of the unaudited pro forma financial information

The following unaudited pro forma financial information (“pro forma”, “pro forma information”) is presented to illustrate the financial impact of the following transactions (collectively, the “Transactions”):

•

Nokia’s acquisition of Siemens AG’s (“Siemens”) 50% stake in Nokia Solutions and Networks, also referred to as NSN (formerly Nokia Siemens Networks), for EUR 1.7 billion, completed on August 7, 2013 (the “NSN Acquisition”);

•

The sale of substantially all of Nokia’s Devices & Services business (the “D&S Business”) to Microsoft International Holdings B.V. (“Microsoft International”), a wholly owned subsidiary of Microsoft Corporation (“Microsoft”) for EUR 3.79 billion (the transactions contemplated by the Stock and Asset Purchase Agreement, dated as of September 2, 2013 (the “Purchase Agreement”), by and between Nokia and Microsoft International (the “Sale of the D&S Business”);

•

Nokia’s granting Microsoft a 10-year license to certain of Nokia’s patents and Microsoft granting Nokia reciprocal right to use Microsoft’s patents in HERE services upon consummation of the Sale of the D&S Business for a license payment of EUR 1.55 billion in cash to Nokia and, as consideration for the unilateral right to extend the term of the Patent License Agreement to perpetuity, an additional EUR 100 million payment to Nokia (the “Patent License Agreement”);

•	Microsoft’s payment to Nokia for services provided in connection with Microsoft becoming a strategic licensee of Nokia’s HERE location platform; and

•

The sale of EUR 1.5 billion in senior unsecured convertible bonds to Microsoft (the “Convertible Bonds”) pursuant to a bond purchase agreement, dated as of September 2, 2013, by and between Nokia and Microsoft International (the “Bond Purchase Agreement”). The Convertible Bonds will be issued in three equal tranches of EUR 500 million each, bearing interest of 1.125%, 2.500% and 3.625% and maturing in 2018, 2019 and 2020, respectively.

The pro forma financial information also illustrates the financial impact of certain other items described below, including the divestment of our luxury phone business Vertu, which was completed in October 2012.

This unaudited pro forma information is presented for illustrative purposes only. Because of its nature, the unaudited pro forma information illustrates what the hypothetical impact would have been if the Transactions and certain other items described below had been consummated at an earlier point in time and therefore, does not represent the actual results of operations or financial position of Nokia and its consolidated subsidiaries (“Nokia Group”). The unaudited pro forma information is not intended to project the results of operations or financial position of Nokia Group as of any future date.

For the purposes of this pro forma information, the D&S Business has been treated as a discontinued operation. Accordingly, the results for the D&S Business for the year ended December 31, 2012 and for the six month period ended June 30, 2013 have been presented separately from the results of continuing operations and on a separate line at the bottom of the pro forma income statements.

The pro forma adjustments are based upon available information and assumptions, which are described in the accompanying notes. There can be no assurance that the assumptions used in the preparations of the unaudited pro forma financial information will prove to be correct. Hence, the final amounts at the consummation of the Sale of the D&S Business are likely to differ from the amounts presented here.

The unaudited pro forma financial information has been derived from Nokia’s unaudited consolidated financial information as at and for the year ended December 31, 2012 and Nokia’s unaudited consolidated interim report as at and for the six month period ended June 30, 2013. Nokia adopted the revised “IAS 19—Employee Benefits” standard (“IAS 19R”) as of January 1, 2013. The historical financial information as at and for the year ended December 31, 2012 presented has been revised to comply with the new accounting principles, and due to the revision, is unaudited. For more information on the impact of the retrospective application of IAS 19R, see Nokia’s published 2013 interim reports available at www.nokia.com.

The unaudited pro forma financial information included in the proxy materials should be read in conjunction with our consolidated financial statements and consolidated interim financial statements available at www.nokia.com.

Pro forma periods

The pro forma consolidated income statements for the year ended December 31, 2012 and for the six month period ended June 30, 2013, have been compiled assuming that the Transactions and certain other items described below had been completed on January 1, 2012. The pro forma statement of financial position as at June 30, 2013 has been compiled assuming that such transactions had been completed on June 30, 2013.

Nokia Group’s operating results for the six months ended June 30, 2013

The following table sets forth consolidated income statements of Nokia Group for six months ended June 30, 2013 as follows:

•	Nokia Group’s consolidated income statement as reported in Nokia’s interim report dated July 18, 2013 (column titled “Reported 1-6/2013”);

•

Nokia Group’s consolidated income statement adjusted to reflect the Transactions and certain other items as if the Transactions and such other items had been consummated as of January 1, 2012 (column titled “Pro forma Reported 1-6/2013”); and

•	Nokia Group’s consolidated income statement, on a non-IFRS basis, further adjusted to exclude the impact of special items and purchase price adjustments (column titled “Pro forma non-IFRS 1-6/2013”).

In the first half of 2013, Nokia Group’s reported net sales were EUR 11,547 million. On a pro forma basis, Nokia Group’s reported net sales were EUR 6,304 million and Nokia Group’s non-IFRS net sales were EUR 6,305 million, reflecting the hypothetical impact of the Transactions and certain other items described in Notes 3 and 4 below. The most significant item explaining the difference between Nokia Group’s reported net sales and Nokia Group’s pro forma reported net sales is the hypothetical impact of the Sale of the D&S Business, as the D&S Business generated reported net sales of EUR 5,344 million in the first half 2013.

In the first half of 2013, Nokia Group’s reported operating loss was EUR 265 million, or negative 2.3%. On a pro forma basis, Nokia Group’s reported operating profit was EUR 19 million, or positive 0.3% and Nokia Group’s non-IFRS operating profit was EUR 721 million or positive 11.4%. The most significant item explaining the difference between Nokia Group’s reported operating loss and Nokia Group’s pro forma reported operating profit is the hypothetical impact of the Sale of the D&S Business, as the D&S Business generated reported operating losses of EUR 273 million in the first half 2013.

CONSOLIDATED INCOME STATEMENTS First half 2013, EUR million (unaudited)

	Reported 1-6/2013	Pro forma adjustments NSN Acquisition(1)	Pro forma adjustments Sale of the D&S Business(2)	Other pro forma adjustments(3)	Pro forma Reported 1-6/2013	Pro forma non-IFRS exclusions(4)	Pro forma Non-IFRS 1-6/2013
Continuing operations:

Net sales	11,547		-5,344	101	6,304	1	6,305
Cost of sales	-7,801		4,213	-90	-3,678		-3,678

Gross profit	3,746	—	-1,131	11	2,626	1	2,627
Research and development expenses	-1,983		579		-1,404	176	-1,228
Selling and marketing expenses	-1,151		638		-513	73	-440
Administrative and general expenses	-440		121		-319		-319
Other income and expenses	-437		66		-371	452	81

Operating loss/profit	-265	—	273	11	19	702	721
Share of results of associated companies	-4				-4		-4
Financial income and expenses	-163		20		-143		-143

Loss/profit before tax	-432	—	293	11	-128	702	574
Tax	-185		102	11	-72	-66	-138

Loss/profit from continuing operations	-617	—	395	22	-200	636	436

Discontinued operations:
Loss for the period			-395		-395	67	-328
Gain on disposal, net
Loss from discontinued operations		—	-395	—	-395	67	-328

Loss/profit for the period	-617	—	—	22	-595	703	108

Loss/profit attributable to equity holders of the parent	-499	-131	7	22	-601	703	102

Loss/profit attributable to non-controlling interests	-118	131	-7	—	6	—	6

	-617	—	—	22	-595	703	108

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.13				-0.16		0.03
From continuing operations	-0.13				-0.06		0.12
From discontinued operations	—				-0.11		-0.09
Diluted	-0.13				-0.16		0.03
From continuing operations	-0.13				-0.06		0.11
From discontinued operations	—				-0.11		-0.09

Average number of shares (1,000 shares)
Basic	3,711,827				3,711,827		3,711,827
Diluted, Continued operations	3,711,827				3,711,827		3,998,986
Diluted, Discontinued operations	—				3,711,827		3,711,827

(1)	The reported income statement for the period has been adjusted for the portion of NSN’s results that were previously attributed to Siemens’ non-controlling interest.
(2)	The adjustments in this column reclassify the results of the D&S Business for the period to discontinued operations.
(3)	The other pro forma adjustments include:
•

EUR 101 million net increase in revenue related to the Patent License Agreement and the HERE location platform licensing agreement with Microsoft. Revenue for the Patent License Agreement is estimated to be recognized over 10 years and revenue for the HERE location platform licensing agreement is estimated to be recognized over four years;

•	An adjustment of EUR 90 million in inter-company charges between HERE and the D&S Business; and
•	The estimated tax impact of the adjustments in the two bullet points above.
(4)	Pro forma non-IFRS exclusions related to continuing operations include the following:
•	The reversal of EUR 249 million in amortization on acquired intangible assets (EUR 176 million recorded in Research and development expenses and EUR 73 million in Selling and marketing expenses);
•	The reversal of EUR 301 million in restructuring charges (recorded in Other income and expenses);
•	The reversal of EUR 151 million in losses related to the divestment of certain NSN businesses (recorded in Other income and expenses); and
•	The reversal of EUR 46 million tax benefits related to the items and adjustments noted above as well as of prior year tax benefits in the amount of EUR 20 million (recorded in Tax).

Additionally, the discontinued operations non-IFRS exclusions include the following:

•	The reversal of restructuring charges of EUR 72 million;
•	The reversal of EUR 27 million for a benefit from a cartel claim settlement; and
•	Certain prior year tax expenses of EUR 20 million

Nokia Group’s operating results for the full year 2012

In the full year 2012, Nokia Group’s reported net sales were EUR 30,176 million. On a pro forma basis, Nokia Group’s reported net sales were EUR 15,220 million and on a pro forma basis, Nokia Group’s non-IFRS net sales were EUR 15,221 million, reflecting the hypothetical impact of the Transactions, the divestment of Vertu, and certain other adjustments described in Notes 3 and 4 below. The most significant item explaining the difference between Nokia Group’s reported net sales and Nokia Group’s pro forma reported net sales is the hypothetical impact of the Sale of the D&S Business, as the D&S Business generated net sales of EUR 14,937 million in the full year 2012.

In the full year 2012, Nokia Group’s reported operating loss was EUR 2,299 million, or negative 7.6%. On a pro forma basis, Nokia Group’s reported operating loss was EUR 925 million, or negative 6.1% and on a pro forma basis, Nokia Group’s non-IFRS operating profit was EUR 1,033 million, or positive 6.8%. The most significant item explaining the difference between Nokia Group’s reported operating loss and Nokia Group’s pro forma reported operating profit is the hypothetical impact of the Sale of the D&S Business, as the D&S Business generated operating losses of EUR 1,603 million in the full year 2012 and was also a significant driver of the difference between Nokia Group’s non-IFRS operating loss and Nokia Group’s pro forma non-IFRS operating profit.

The following table sets forth Nokia Group’s consolidated income statements for the twelve months ended December 31, 2012 as follows:

•

Nokia Group’s consolidated income statement as reported in Nokia’s Form 20-F for the year ended December 31, 2012, adjusted for the adoption of “IAS 19 – Employee Benefits” (column titled “Reported 1-12/2012”);

•

Nokia Group’s consolidated income statement adjusted to reflect the Transactions, certain other items and the divestment of Vertu, as if the Transactions, such other items and the divestment of Vertu had been consummated as of January 1, 2012 (column titled “Pro forma Reported 1-12/2012”); and

•	Nokia Group’s consolidated income statement, on a non-IFRS basis, further adjusted to exclude the impact of special items and purchase price adjustments (column titled “Pro forma Non-IFRS 1-12/2012”).

CONSOLIDATED INCOME STATEMENTS Full year 2012, EUR million (unaudited)

	Reported 1-12/2012	Pro forma adjustments NSN Acquisition(1)	Pro forma adjustments Sale of the D&S Business(2)	Other pro forma adjustments(3)	Pro forma Reported 1-12/2012	Pro forma non-IFRS exclusions(4)	Pro forma Non-IFRS 1-12/2012
Continuing operations:

Net sales	30,176		-14,937	-19	15,220	1	15,221
Cost of sales	-21,786		12,242	-276	-9,820	65	-9,755

Gross profit	8,390		-2,695	-295	5,400	66	5,466
Research and development expenses	-4,782		1,779	28	-2,975	375	-2,600
Selling and marketing expenses	-3,205		1,657	72	-1,476	313	-1,163
Administrative and general expenses	-955		287	15	-653		-653
Other income and expenses	-1,747		575	-49	-1,221	1,204	-17

Operating loss/profit	-2,299		1,603	-229	-925	1,958	1,033
Share of results of associated companies	-1				-1		-1
Financial income and expenses	-340	-46	57		-329		-329

Loss/profit before tax	-2,640	-46	1,660	-229	-1,255	1,958	703
Tax	-1,145		890	18	-237	69	-168

Loss/profit from continuing operations	-3,785	-46	2,550	-211	-1,492	2,027	535

Discontinued operations:
Loss for the period			-2,550	-1	-2,551	1,339	-1,212
Gain on disposal, net			3,003	52	3,055	-3,055	—

Profit/loss from discontinued operations			453	51	504	-1,716	-1,212

Loss for the period	-3,785	-46	3,003	-160	-988	311	-677

Loss attributable to equity holders of the parent	-3,104	-776	3,033	-160	-1,007	311	-696
Loss/profit attributable to non-controlling interests	-681	730	-30		19		19

	-3,785	-46	3,003	-160	-988	311	-677

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.84				-0.27		-0.19
From continuing operations	-0.84				-0.41		0.14
From discontinued operations	—				0.14		-0.33
Diluted	-0.84				-0.27		-0.19
From continuing operations	-0.84				-0.41		0.14
From discontinued operations	—				0.14		-0.33

Average number of shares (1,000 shares)
Basic	3,710,845				3,710,845		3,710,845
Diluted, Continuing operations	3,710,845				3,710,845		3,763,561
Diluted, Discontinued operations	—				3,763,561		3,710,845

(1)

The reported income statement for the period has been adjusted for the portion of NSN’s results that were previously attributed to Siemens’ non-controlling interest. In addition, the adjustment reflects the estimated financing charges related to the NSN Acquisition funded through an initial bank facility and a secured loan from Siemens, which will be terminated early using the cash proceeds of the sale of Convertible Bonds to Microsoft International. The estimated one-time charges and interest expenses related to an early repayment of the bank facilities and secured loan from Siemens together with estimated accrued interest on the Convertible Bonds, amounting to EUR 46 million, have been reflected as a cash interest charge in the pro forma income statement for the year ended December 31, 2012.
(2)	The adjustments in this column reclassify the results of the D&S Business for the period to discontinued operations. The adjustment also includes the estimated gain on the Sale of the D&S Business calculated as the difference between the carrying amount of the net assets of the D&S Business using the balances as of June 30, 2013 and the estimated net proceeds to be received. In accordance with the Purchase Agreement, the purchase price of EUR 3.79 billion for the Sale of D&S Business is subject to certain adjustments. However, these adjustments are not reflected in the pro forma financial information as their estimated impact is deemed to be zero. Additionally, as the final gain on the Sale of the D&S Business will be calculated using the carrying amount of the net assets at the consummation of the Sale of the D&S Business, such final gain will vary, possibly significantly, from the pro forma gain estimate presented here.
(3)	The other pro forma adjustments include:
•

EUR 196 million net increase in revenue related to the Patent License Agreement and the HERE location platform licensing agreement with Microsoft. Revenue for the Patent License Agreement is estimated to be recognized over 10 years and revenue from the HERE location platform licensing agreement is estimated to be recognized over four years;

•	The elimination of EUR 374 million in inter-company charges between HERE and the D&S Business;
•	Elimination of EUR 215 million in revenue and, EUR 216 million in costs related to the Vertu business as well as EUR 52 million gain related to the divestment of the Vertu; and
•	The estimated tax impact of the adjustments in the three bullet points above.
(4)	Pro forma non-IFRS exclusions related to continuing operations include the following:
•	The reversal of a EUR 65 million charge to country and contract exits based on NSN’s new strategy that focuses on key markets and product segments (recorded in Cost of sales);
•	The reversal of EUR 688 million in amortization on acquired intangible assets (EUR 375 million recorded in Research and development expenses and EUR 313 million in Selling and marketing expenses);
•

The reversal of EUR 1,220 million of restructuring charges and associated items, EUR 42 million related to country and contract exits, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocation related to the final payment from Motorola, as well as amortization of acquired intangible assets EUR 23 million in 2012, EUR 79 million of net gain on sale of real estate (recorded in Other income and expenses); and

•

The reversal of EUR 159 million net tax benefits related to the above as well as certain prior year tax benefit in the amount of EUR 64 million, valuation allowance for NSN deferred tax assets of EUR 135 million and EUR 157 million non-cash deferred tax expense related to legal reorganizations arising from HERE business integration (recorded in Tax).

Additionally, the discontinued operation non-IFRS exclusions include the following:

•

Amortization of acquired intangible assets of EUR 4 million, restructuring charges of EUR 545 million, impairments of assets of EUR 30 million, a EUR 56 million benefit from settlement of cartel claims, valuation allowance related to Devices & Services tax assets in Finland of EUR 800 million, certain prior year tax expenses of EUR 64 million and the net tax benefit on special items and PPA of EUR 48 million in 2012; and

•	Gain on Sale of the D&S Business of EUR 3,003 million and a gain on the divestment of Vertu of EUR 52 million in 2012.

Nokia Group financial position as of June 30, 2013

The following table sets forth Nokia Group’s consolidated financial position as of June 30, 2013 as follows:

•	Nokia Group’s consolidated statement of financial position as reported in Nokia’s interim report dated July 18, 2013 (column titled “Nokia Group Reported 30.06.2013”); and

•

Nokia Group’s consolidated statement of financial position adjusted to reflect the Transactions as if the Transactions had been consummated as of June 30, 2013 (column titled “Pro forma Nokia Group 30.06.2013”).

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 30.06.2013, IFRS, EUR million (unaudited)

	Nokia Group Reported 30.06.2013	Pro forma adjustments NSN Acquisition(1)	Pro forma adjustments Sale of the D&S Business(2)	Other pro forma adjustments(3)	Pro forma Nokia Group 30.06.2013
ASSETS
Non-current assets
Goodwill	4,813		-1,416		3,397
Other intangible assets	369		-30		339
Property, plant and equipment	1,336		-602		734
Investments in associated companies	58		-6		52
Available-for-sale investments	740		-7		733
Deferred tax assets	1,007		-328	170	849
Long-term loans receivable	114		-1		113
Other non-current assets	168		-120	137	185

	8,605	—	-2,510	307	6,402

Current assets
Inventories	1,420		-496		924
Accounts receivable	3,789		-990	75	2,874
Prepaid expenses and accrued income	2,920		-1,935	63	1,048
Current portion of long-term loans receivable	47				47
Other financial assets	313		-70		243
Investments at fair value through profit and loss, liquid assets	389				389
Available-for-sale investments, liquid assets	982		-207		775
Available-for-sale investments, cash equivalents	4,590		-2,056		2,534
Bank and cash	3,492	-1,752	5,757	1,650	9,147

	17,942	-1,752	3	1,788	17,981

Total assets	26,547	-1,752	-2,507	2,095	24,383

	Nokia Group 30.06.2013	Pro forma adjustments NSN Acquisition(1)	Pro forma adjustments Sale of the D&S Business(2)	Other pro forma adjustments(3)	Pro forma Nokia Group 30.06.2013
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246				246
Share issue premium	450		-42		408
Treasury shares	-607				-607
Translation differences	638	48	53		739
Fair value and other reserves	119	-15	25		129
Reserve for invested non-restricted equity	3,118				3,118
Retained earnings	3,500	-830	2,848	137	5,655

	7,464	-797	2,885	137	9,689
Non-controlling interests	1,164	-955	-111		98

Total equity	8,628	-1,752	2,774	137	9,787

Non-current liabilities
Long-term interest-bearing liabilities	3,375				3,375
Deferred tax liabilities	380		-215	170	335
Other long-term liabilities	402		-44		358

	4,157	—	-259	170	4,068

Current liabilities
Current portion of long-term loans	1,839		-8		1,831
Short-term borrowing	172		-1		171
Other financial liabilities	70		-30		40
Accounts payable	3,595		-1,685	75	1,985
Accrued expenses and other liabilities	5,681		-2,247	1,831	5,265
Provisions	2,405		-1,051	-118	1,236

	13,762	—	-5,022	1,788	10,528

Total shareholders’ equity and liabilities	26,547	-1,752	-2,507	2,095	24,383

Interest-bearing liabilities	5,386	—	-9	—	5,377
Shareholders’ equity per share, EUR	2.01				2.61
Number of shares (1,000 shares)*	3,712,192				3,712,192

*	Shares owned by Nokia Group companies are excluded.

As of June 30, 2013, Nokia Group’s total cash and other liquid assets was EUR 9,453 million, and net cash and other liquid assets was EUR 4,067 million. On a pro forma basis, Nokia Group’s total cash and other liquid assets was EUR 12,845 million, and net cash and other liquid assets was EUR 7,468 million, reflecting the hypothetical impact of the Transactions.

(1)	The adjustments in this column reflect the impact of the NSN Acquisition as if it had occurred on June 30, 2013. The adjustments eliminate the recorded Siemens’ non-controlling interest against the related capital accounts attributable to the equity shareholders of the parent, Nokia Group, and reflect the estimated loss that will be incurred as a result of the NSN Acquisition. Although the NSN Acquisition was financed through a secured loan from Siemens and bank financing, the adjustments reflect a cash transaction as the secured loan and the bank financing is expected to be repaid with the cash proceeds from the Sale of the D&S Business.
(2)	The adjustments in this column reflect the impact of the Sale of the D&S Business. The pro forma adjustments eliminate all of the assets and liabilities attributable to the D&S Business, reflect the net proceeds expected to be received from Microsoft International and reflect the estimated gain that would result if the Sale of the D&S Business was consummated on June 30, 2013. These adjustments and the estimated gain are based on the reported assets and liabilities as of June 30, 2013 and the estimated net proceeds, while the actual adjustments and gain to be recognized upon consummation of the Sale of the D&S Business will be based on the assets and liabilities that exist on that date and on the final purchase price paid to Nokia. Accordingly, the final gain and related adjustments may differ significantly from the estimated adjustments presented here.
(3)	Other pro forma adjustments include:
•	EUR 1.65 billion in cash to be received in connection with the Patent License Agreement;
•	An increase of EUR 1.65 billion in accrued expenses and other liabilities related to deferred revenue under the Patent License Agreement; and
•

Tax related and other miscellaneous adjustments to reflect the conversion of certain inter-segment receivables and payables into external receivables and payables between the D&S Business and the continuing operations of Nokia Group.

Presentation of pro forma non-IFRS results from continuing operations

In addition to information on Nokia’s reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (1) the formation of Nokia Siemens Networks and (2) all business acquisitions completed after June 30, 2008. Nokia believes that its non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia and its underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. In this pro forma information Nokia’s non-IFRS results as described above are also presented on a pro forma basis.

These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. More information, including a reconciliation of our January – June 2013 and full year 2012 non-IFRS results to our reported results, can be found in our complete January – June 2013 interim report and in our complete interim report for the fourth quarter 2012.

The following table sets forth information on Nokia’s non-IFRS results as previously reported and on a pro forma basis for the six month period ended June 30, 2013 and for the year ended December 31, 2012.

Consolidated income statements (unaudited)

	First half 2013, EUR million		Full year 2012, EUR million
	Non-IFRS as published for 1-6/2013	Pro forma Non-IFRS Continuing operations 1-6/2013	Non-IFRS as published for 1-12/2012	Pro forma Non-IFRS Continuing operations 1-12/2012
Net sales	11,548	6,305	30,177	15,221
Cost of sales	-7,801	-3,678	-21,721	-9,755

Gross profit	3,747	2,627	8,456	5,466
Research and development expenses	-1,805	-1,228	-4,404	-2,600
Selling and marketing expenses	-1,078	-440	-2,891	-1,163
Administrative and general expenses	-440	-319	-955	-653
Other income and expenses	60	81	-76	-17

Operating profit	484	721	130	1,033
Share of results of associated companies	-4	-4	-1	-1
Financial income and expenses	-163	-143	-340	-329

Profit/loss before tax	317	574	-211	703
Tax	-231	-138	-260	-168

Profit/loss	86	436	-471	535

Profit/loss attributable to equity holders of the parent	-53	430	-646	516
Profit/loss attributable to non-controlling interests	139	6	175	19

	86	436	-471	535

Earnings per share, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic	-0.01	0.12	-0.17	0.14
Diluted	-0.01	0.11	-0.17	0.14

Average number of shares (1,000 shares)
Basic	3,711,827	3,711,827	3,710,845	3,710,845
Diluted	3,711,827	3,998,986	3,710,845	3,763,561

Evaluation of other assets and liabilities

In connection with the Sale of the D&S Business, Nokia Group will be required to evaluate whether the impact of the Sale of the D&S Business on future cash flows or operating results requires changes in the carrying values of any of Nokia’s remaining assets or liabilities. This evaluation will include, among other things, a review of existing goodwill balances for impairment and the potential recoverability of deferred tax assets currently subject to valuation allowance. Nokia will conduct this review during the third quarter and the results of the review are planned to be disclosed in connection with the announcement of our third quarter 2013 results, scheduled for October 29, 2013.

Income Taxes

Pro forma income taxes reflect tax for continuing operations and estimated tax consequences for divesting discontinued operations. After the Sale of the D&S Business, Nokia Group continues to have unrecorded material deferred tax assets including deferred tax benefits available in Finland for both the NSN and Advanced Technologies businesses.

Other items

In addition to the pro forma adjustments reflected in the pro forma information above, Nokia Group has determined during the third quarter of 2013 that certain properties of the continuing business will meet the criteria of assets held for sale. The assets held for sale reclassification is not reflected in the tables above, but it will be presented in the third quarter 2013 interim report. As part of the reclassification, Nokia Group expects to record impairment charges of approximately EUR 5 million to the third quarter 2013 income statement, after which the properties’ carrying values will be approximately EUR 113 million.

Annex C: Notice of Extraordinary General Meeting of Shareholders

NOTICE OF AN EXTRAORDINARY GENERAL MEETING

Notice is given to the shareholders of Nokia Corporation (the “Company”) of an Extraordinary General Meeting to be held on Tuesday, November 19, 2013 at 2:00 p.m. at Barona Areena, Urheilupuistontie 3, Espoo, Finland. The reception of persons who have registered for the Extraordinary General Meeting will commence at 12:00 noon.

A. Matters on the agenda of the Extraordinary General Meeting

At the Extraordinary General Meeting (also referred to as the “Meeting”) the following matters will be considered:

1.	Opening of the Meeting

2.	Matters of order for the Meeting

3.	Election of the persons to confirm the minutes and to verify the counting of votes

4.	Recording the legal convening of the Meeting and quorum

5.	Recording the attendance at the Meeting and adoption of the list of votes

6.	Proposal of the Board of Directors to confirm and approve the Sale of the Devices & Services Business

The Company has entered into a Stock and Asset Purchase Agreement, dated as of September 2, 2013 (the “Purchase Agreement”), by and between the Company and Microsoft International Holdings B.V. (“Microsoft International”), a wholly owned subsidiary of Microsoft Corporation (“Microsoft”). Under the Purchase Agreement, the Company will sell substantially all of its Devices & Services Business, including assets and liabilities to the extent primarily related thereto, to Microsoft International for an aggregate purchase price of EUR 3.79 billion in cash, subject to certain adjustments, to be paid upon the consummation of the transactions contemplated by the Purchase Agreement, which is expected to take place in the first quarter of 2014 (the transactions contemplated by the Purchase Agreement collectively the “Sale of the Devices & Services Business”). The confirmation and approval of the Company’s Extraordinary General Meeting is a condition to the consummation of the Sale of the Devices & Services Business.

The Board of Directors proposes and recommends that the Extraordinary General Meeting of Shareholders confirm and approve the Sale of the Devices & Services Business.

More information about the Purchase Agreement is contained in the Company’s stock exchange releases concerning the sale dated September 3, 2013, and in the proxy materials dated September 18, 2013, available on the Company’s website www.nokia.com/gm.

In addition, pursuant to a mutual patent license agreement (the “Patent License Agreement”) between the Company and Microsoft, the Company will grant Microsoft a 10-year license to certain of the Company’s patents upon consummation of the Sale of the Devices &Services Business, and Microsoft will grant the Company reciprocal rights to certain of Microsoft’s patents for use in Nokia’s HERE business and make a payment of EUR 1.55 billion in cash to the Company and, as consideration for the unilateral right to extend the term of the Patent License Agreement to perpetuity, an additional EUR 100 million payment to the Company. Additionally, Microsoft will become a strategic licensee of the HERE location platform, and will pay the

Company separately for the services provided under this license. These licensing arrangements become effective upon consummation of the Sale of the Devices & Services Business. The Company is not seeking the Extraordinary General Meeting’s approval of the Patent License Agreement or the HERE licensing arrangement.

7.	Closing of the Meeting

B. Documents of the Extraordinary General Meeting

The proposal of the Board of Directors, this notice and the proxy materials with more detailed information on the proposal to be voted on, including Nokia Group unaudited pro forma financial information, are available on the Company’s website at www.nokia.com/gm. The “Nokia in 2012” publication, which includes the Company’s Annual Accounts for the financial year 2012, as well as interim reports published in 2013 are also available on the above-mentioned website. The interim report for the third quarter 2013 and January – September 2013 is expected to be available on said website on October 29, 2013. The proposal of the Board of Directors, the proxy materials and the stock exchange releases dated September 3, 2013 will also be available at the Meeting. Copies of the proxy materials and of this notice will be sent to shareholders upon request.

C. Instructions for the participants in the Extraordinary General Meeting

1.	The right to participate and registration

Each shareholder, who on the record date of November 7, 2013 is registered in the Register of Shareholders of the Company, has the right to participate in the Extraordinary General Meeting. A shareholder whose shares are registered on his, her or its Finnish book-entry account is automatically registered in the Register of Shareholders of the Company. A shareholder who wishes to participate in the Extraordinary General Meeting may register for the Meeting by giving a prior notice of participation no later than on November 12, 2013 at 4:00 p.m. (Finnish time) by which time the registration needs to be received by the Company. Such notice can be given:

a)	through Nokia’s website at www.nokia.com/gm;

b)	by telephone to +358 20 770 6870 from Monday to Friday at 09:00 a.m. to 4:00 p.m. (Finnish time);

c)	by telefax to +358 7180 38984; or

d)	by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is required to notify his or her name, personal identification number, address, telephone number, the name of any assistant to such shareholder and the name and the personal identification number of such shareholder’s possible proxy representative, if any.

2.	Advance voting service

A shareholder who has a Finnish book-entry account may vote in advance on item 6 on the agenda of the Extraordinary General Meeting through the Company’s website from September 19, 2013 to 4:00 p.m on November 12, 2013. (Finnish time). A shareholder voting in advance may not be able to exercise his, her or its right under the Finnish Companies Act to request information or a vote at the Meeting and if the proposal regarding item 6 on the agenda has changed after the beginning of the advance voting period, the shareholder’s ability to vote on the agenda item may be restricted, unless the shareholder will be present in person or represented by proxy at the Extraordinary General Meeting. The conditions and other instructions relating to the electronic advance voting may be found on the Company’s website www.nokia.com/gm. The Finnish book-entry account number of the shareholder is required for identification purposes when voting in advance.

3.	Proxy representative and powers of attorney

A shareholder may participate in the Extraordinary General Meeting and exercise his, her or its rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his or her right to represent the shareholder at the Extraordinary General Meeting. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Extraordinary General Meeting. Possible proxy documents should be delivered in originals to Nokia’s Registry of Shareholders before the last date for registration.

4.	Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his, her or its custodian bank the necessary instructions regarding registration in the Register of Shareholders of the Company, issuing of proxy documents and registration for the Extraordinary General Meeting. The account management organization of the custodian bank will register a holder of nominee registered shares who wants to participate in the Extraordinary General Meeting, in the temporary Register of Shareholders of the Company at the latest on November 14, 2013 at 4:00 p.m. (Finnish time). Further information on these matters can also be found on the Company’s website www.nokia.com/gm.

5.	Other instructions and information

On the date of this Notice of the Extraordinary General Meeting, September 18, 2013, the total number of shares in Nokia Corporation and votes represented by such shares is 3 744 994 342.

Doors of the meeting venue will open at 12:00 noon. The participants are kindly invited to the coffee reception before the meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

Pursuant to Chapter 5, Section 25 of the Finnish Companies Act, a shareholder who is present at the Extraordinary General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

September 18, 2013

BOARD OF DIRECTORS

Annex D: Depositary’s Notice of Extraordinary

General Meeting of Nokia Corporation

Depositary’s Notice of

Extraordinary General Meeting of Nokia Corporation

ADSs:	American Depositary Shares (“ADSs”) some of which are evidenced by American Depositary Receipts (“ADRs”).
ADS CUSIP No.:	654902204.
Deposited Securities:	Shares of common stock of the Company (the “Shares”).
ADS Ratio:	1 Share to 1 ADS.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended by Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 6, 2008, as further amended from time to time, by and among the Depositary, the Company and the Holders from time to time of ADRs evidencing ADSs issued thereunder.

TIMETABLE

September 13, 2013	ADS Record Date Date on which ADS Holders are required to be record holders of the Company’s ADSs to receive proxy material.

November 1, 2013 at 5:00 p.m. New York time

Voting Deadline

Date and time on which ADS Holders are required to have provided instructions to the Depositary to (i) vote their ADSs and (ii) temporarily record them on the Register of Shareholders of the Company as of the Finnish Record Date.

November 6, 2013	Reconciliation of Voting Position Any transfers between September 13, 2013 and close of business on November 6, 2013 will be reconciled for the correct voting position as of the Finnish Record Date.

November 7, 2013	Finnish Record Date Date on which ADS Holders are required to be recorded on the Register of Shareholders of the Company in order to vote at the Meeting.

November 19, 2013	Meeting Date Date on which the Company will hold its Extraordinary General Meeting (the “Meeting”).

A RECORD HOLDER OF THE COMPANY’S ADSs AS OF THE CLOSE OF BUSINESS ON NOVEMBER 6, 2013 WHO HAS PROVIDED VOTING INSTRUCTIONS TO THE DEPOSITARY BY THE VOTING DEADLINE, WILL BE TEMPORARILY RECORDED ON THE REGISTER OF SHAREHOLDERS OF THE COMPANY ON THE FINNISH RECORD DATE WITHOUT ANY FURTHER ACTION. THE QUESTIONS AND ANSWERS ON PAGES D-5 AND D-6 SHOULD ANSWER MOST OF YOUR QUESTIONS RELATED TO THE VOTING PROCESS.

RESOLUTIONS BEING CONSIDERED AT THE EXTRAORDINARY GENERAL MEETING ARE SUMMARIZED ON THE REVERSE SIDE OF THE EGM PROXY CARD.

FULL DETAILS REGARDING THE PROPOSAL BY THE BOARD OF DIRECTORS OF THE COMPANY AND OTHER ADDITIONAL INFORMATION RELATED TO THE MEETING ARE AVAILABLE AT http://www.nokia.com/gm AND http://www.citi.com/dr (click on “Nokia EGM”).

Nokia’s Form 20-F Annual Report and other interim reports furnished to the SEC may be accessed through the Internet at http://citibank.ar.wilink.com (enter “Nokia” in the Company Name Search) or http://www.nokia.com/gm. You may also request a hard copy by calling Georgeson Inc., the Company’s Information Agent, at 1-888-605-7561, or direct your written request to Georgeson Inc. at 480 Washington Blvd., 26th Floor, Jersey City, New Jersey 07310.

The enclosed materials are provided to allow you to vote at the Meeting of the Company. There are three alternative ways for voting:

a)	Through the Internet. If you are a registered ADS Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, please follow these instructions:

•	Access the website www.citi.com/dr.

•	Click on “Investors” and then click on “Voting by Internet”.

•	Enter your Proxy Access Number which is the circled number located on the front of the card in the shaded bar.

•	Complete the Voting Instructions provided on the Internet site by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote through the Internet, you should refer to other information provided by your agent.

With your Smartphone. If you are a registered ADS Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, please follow these instructions:

•

Scan the QR code (“Quick Response Code”) from the front of the card with your Smartphone. Most Smartphones have a QR reader already installed, but you may need to download the reader and install it. Most application stores provide several QR code readers to choose from at no cost.

•	Enter your Proxy Access Number which is the circled number located on the front of the card in the shaded bar.

•	Complete the Voting Instructions provided on the mobile optimized website by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and wish to vote with a Smartphone, you should refer to other information provided by your agent.

b)	On the Telephone. If you are a registered ADS Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, please follow these instructions:

•	Call the telephone voting access number: 1-800-652-Vote (8683).

•	Enter your Proxy Access Number which is the circled number located on the front of the card in the shaded bar.

•	Complete the Voting Instructions as indicated on a recording by the Voting Deadline.

If you hold your ADSs through a custodian, broker or other agent and you wish to vote on the telephone, you should refer to other information provided by your agent.

c)	By Mailing the Voting Card. If you are a registered ADS Holder, i.e. you do not hold your ADSs through a custodian, broker or other agent, please follow these instructions:

•	Complete all of the required information on the Voting Card;

•	Sign the Voting Card; and

•

Return the Voting Card by the Voting Deadline to Nokia Proxy, C/O Citibank Shareholder Services, PO Box 43124, Providence RI 02940-5140. If you hold your ADSs through a custodian, broker or other agent, you may have special instructions from your agent.

d)	Moreover, you may attend the Meeting in person in Espoo, Finland. If you want to attend the meeting in person, please call Citibank, N.A., ADR Services at 1-877-NOKIA-ADR (1-877-665-4223).

By voting through the Internet or on the telephone or by signing and returning the Voting Card, you are:

•	Certifying that you are a record holder of ADSs as of the close of business on November 6, 2013;

•

Instructing the Depositary to arrange for the temporary recording of the Deposited Securities represented by your ADSs in your name on the Register of Shareholders of the Company, on the Finnish Record Date of November 7, 2013;

•	Instructing the Depositary to vote your Deposited Securities in the manner indicated in the Internet or Telephone Voting Instructions or Voting Card; and

•

Authorizing and directing the disclosure of your name, address, number of Deposited Securities held and account number to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name and number of shares on the Register of Shareholders of the Company.

PLEASE NOTE THAT YOUR VOTING INSTRUCTIONS WILL NOT BE PROCESSED AND YOUR VOTES WILL NOT BE COUNTED IF YOU DO NOT SIGN (IF APPLICABLE) OR COMPLETE ALL REQUIRED INFORMATION, INCLUDING YOUR NAME, ADDRESS AND ACCOUNT NUMBER.

Please note that the Deposit Agreement provides that in connection with the Meeting the Depositary shall not be responsible for instructions not carried out or for the manner in which such instructions are carried out or the effect of any such action or omission, provided that such action or omission is without negligence and in good faith.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Georgeson Inc., the Company’s Information Agent, at 1-888-605-7561.

You may also find additional information on the website www.citi.com/dr.

Citibank, N.A., as Depositary

The information contained in this notice regarding the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting.

Questions and Answers

Which ADS Holders are entitled to vote?

Please note that Holders and Beneficial Owners must be holders of the Company’s ADSs on September 13, 2013 in order to receive the proxy materials. Only those Holders and Beneficial Owners of the Company’s ADSs who are holders on the close of business on November 6, 2013 are entitled to vote at the meeting, although their voting position will be reconciled to the Finnish Record Date of November 7, 2013.

What is the Finnish Record Date?

According to Finnish law, a shareholder must be recorded on the Register of Shareholders of the Company eight business days prior to the Meeting, i.e. on the Finnish Record Date of November 7, 2013, in order to be entitled to vote at the Meeting. A nominee registered shareholder may be temporarily registered in the Register of Shareholders in order to be able to participate in the Extraordinary General Meeting of Shareholders, if such shareholder has the right to be registered in the Register of Shareholders on the Record Date of November 7, 2013. This means that although you have voted correctly before 5:00 P.M. New York time on November 1, 2013, your voting position will be reconciled as of the Finnish Record Date.

Will I be recorded on the Register of Shareholders of the Company on the Finnish Record Date?

Yes. If you are a record holder of the Company’s ADSs as of the close of business on November 6, 2013, and you have provided your voting instructions to the Depositary as instructed in this Depositary’s Notice, you will be automatically recorded on the Register on a temporary basis for you to vote at the Meeting.

Are there any other requirements in connection with the Finnish Record Date?

No. Being a record holder of the Company’s ADSs as of the close of business on November 6, 2013 and providing voting instructions to the Depositary by the Voting Deadline automatically ensures that the ADS Holder will be temporarily recorded on the Register of Shareholders of the Company on the Finnish Record Date of November 7, 2013. Subsequent changes in your ADS holdings after that date do not have any effect on your votes cast by the Voting Deadline of November 1, 2013.

What is the temporary recording of the Deposited Securities on the Company’s Register of Shareholders and why is it required?

Only shareholders registered on the Register of Shareholders of the Company on the Finnish Record Date as of November 7, 2013, or those temporarily registered based on their holding of nominee registered shares on the Finnish Record Date, may vote at the Meeting. As an ADS Holder, in the normal course, your Deposited Securities are registered on the Register of Shareholders of the Company in the name of Citibank’s local custodian. For you to vote at the Meeting, the Deposited Securities underlying your ADSs must be temporarily re-recorded from Citibank’s local custodian’s name to your name on the Register of Shareholders of the Company. This is done temporarily for the purpose of voting at the Meeting only.

Can voting instructions be changed?

Yes, voting instructions may be changed at any time prior to the Voting Deadline of 5:00 P.M. (New York City time) on November 1, 2013 by completing new Voting Instructions on the Internet Voting website, by giving new Telephone Voting Instructions at 1-800-652-Vote (8683) or by calling Citibank’s ADR Services at 1-877-NOKIA-ADR (1-877-665-4223) and requesting a new Voting Card and returning the new and completed Voting Card to the Depositary.

Please note that the last instructions received by the Depositary (whether it be a new Voting Card, Internet Voting Instructions, or Telephone Voting Instructions) by the Voting Deadline will be the Voting Instructions followed by the Depositary and will not be revocable after 5:00 p.m. (New York City time) on November 1, 2013.

What information is required from me to vote my ADSs?

Finnish law and regulations require at the minimum the following information from a beneficial owner:

•	Name;

•	Address;

•	Number of Deposited Securities held; and

•	Identification number (i.e. account number).

Please note that by voting your ADSs, you are authorizing your bank, broker, or nominee to disclose the above-mentioned information to the Depositary, the Company, and the Finnish Registrar for the purpose of temporarily recording your name and number of shares on the Company’s Register of Shareholders. Without disclosure of this information, your votes will not be counted.

Why is it important to vote?

The Company considers it important that as many shareholders as possible use their vote at the Meeting which is the highest decision-making body within the Company. In addition, confirmation and approval of the transactions contemplated by the Stock and Asset Purchase Agreement, dated as of September 2, 2013, by and between the Company and Microsoft International Holdings B.V., requires a majority of the votes cast at the Meeting. ADS Holders form a significant number of Nokia shares represented at the Meeting. Therefore, the Company also encourages the ADS Holders to vote at the Meeting.

Where are the proxy materials available?

In addition to mailing the ADS Holders this Depositary’s Notice and the Voting Card as well as the Company’s Meeting Notice, Nokia is providing the ADS Holders with the possibility to access the proxy materials on the Internet. The proxy materials can be accessed on the Internet through http://www.nokia.com/gm and http://www.citi.com/dr.

Are the proposals on the Agenda available in their entirety?

Yes. The proposal by the Nokia Board is available in their entirety on the Internet through http://www.nokia.com/gm and http://www.citi.com/dr. Nokia’s Form 20-F Annual Report and its other interim reports on Form 6-K are also available on Nokia’s website.

Delivery of shareholder documents via the Internet.

ADS Holders may receive Nokia Corporation’s shareholder documents (such as disclosure documents, proxy material, etc.) over the Internet. As a registered ADR Holder, i.e. if you do not hold your ADSs through a custodian, broker or other agent, you may receive your shareholder documents electronically by registering at the website http://www.computershare.com/investor, clicking on eDelivery Signup on the right hand side of screen. On the next screen, click on the drop-down arrow and locate Nokia Corporation and follow the instructions.